Exhibit 99.78

WONDERFI TECHNOLOGIES INC.

(formerly, Austpro Energy Corporation)

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED SEPTEMBER 30, 2021

December 15, 2021

TABLE OF CONTENTS

GLOSSARY OF TERMS	1
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	7
CORPORATE STRUCTURE	11
DESCRIPTION AND GENERAL DEVELOPMENT OF THE BUSINESS	12
RISK FACTORS	22
DIVIDENDS AND DISTRIBUTIONS	36
DESCRIPTION OF CAPITAL STRUCTURE	36
MARKET FOR SECURITIES	37
ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	39
PRINCIPAL SHAREHOLDERS	41
DIRECTORS AND OFFICERS	41
AUDIT COMMITTEE	44
EXECUTIVE COMPENSATION	46
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY INCENTIVE PLAN	63
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	63
PROMOTERS	63
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	64
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	64
TRANSFER AGENT AND REGISTRAR	64
MATERIAL CONTRACTS	64
INTERESTS OF EXPERTS	68
ADDITIONAL INFORMATION	68
SCHEDULE A “AUDIT COMMITTEE CHARTER”	A-1

- i -

GLOSSARY OF TERMS

The following is a glossary of certain defined terms used throughout this AIF. This is not an exhaustive list of defined terms used in this AIF and additional terms are defined throughout. Terms and abbreviations used in the financial statements of the Company and the Company’s MD&A attached as schedules to this AIF are defined separately in such schedules, and the terms and abbreviations defined below are not used, except where otherwise indicated. Words importing the singular, where the context requires, include the plural and vice versa, and words importing any gender include all genders.

“a change in control event” has the meaning ascribed to such term under “Equity Incentive Plan – Change in Control”;

“Affiliate” has the meaning ascribed to such term in the BCBCA;

“Amalgamation” means the amalgamation of DeFi and SubCo pursuant to Section 269 of the BCBCA pursuant to the terms of the Amalgamation Agreement;

“Amalgamation Agreement” means the amalgamation agreement dated June 3, 2021, among Austpro, DeFi and SubCo with respect to the Amalgamation;

“API” has the meaning ascribed to such term under “Description of the Business – Product and Service Offerings – Aggregator Platform”;

“ASIC” has the meaning scribed to such term under “Description of the Business – Product and Service Offerings – Aggregator Platform”;

“Audit Committee” means the audit committee of the Board;

“Austpro” has the meaning ascribed to such term under “Description and General Development of the Business – History – Corporate History”;

“Austpro Consolidation” means the consolidation of the Austpro Shares on the basis of one (1) post-consolidation Austpro Share for each 8.727 pre-consolidation Austpro Shares resulting in an aggregate of 1,700,192 Consolidation Shares to be completed prior to the Effective Time;

“BCBCA” means the Business Corporations Act (British Columbia), as amended, including the regulations promulgated thereunder;

“Board” means the board of directors of WonderFi;

“business day” means a day other than a Saturday, Sunday or other day when banks in the City of Vancouver, British Columbia are not generally open for business;

“Cashless Exercise” has the meaning ascribed to such term under “Executive Compensation – Equity Incentive Plan – Options”;

“CEO” means chief executive officer;

“CFO” means chief financial officer;

“Change in Control” has the meaning ascribed to such term under “Executive Compensation – Equity Incentive Plan – Change in Control”;

“Closing” means the completion of the Amalgamation in accordance with the terms of the Amalgamation Agreement;

“Code” has the meaning ascribed to such term under “Executive Compensation – Equity Incentive Plan – Options”;

“Coinbase” means Coinbase Inc., a public Delaware corporation that provides marketplace access to DeFi for crypto asset and fiat currency orders and transfers;

“Coinbase Custodial Services Agreement” means the agreement signed effective May 28, 2021, between DeFi and Coinbase Custody providing the terms of Coinbase Custody’s provision of custodial services to DeFi;

“Coinbase Custody” means Coinbase Custody Trust Company, a limited liability company that provides third-party crypto asset custodial services to DeFi;

“Coinbase Institutional Client Agreement” means the agreement signed effective May 25, 2021, between DeFi and Coinbase relating to Coinbase’s provision of certain trading services to DeFi;

“Cold Storage” means a way of holding cryptocurrency tokens offline, without internet access, typically through hardware wallets (like USB drives) or vaults;

“Common Shares” means the common shares of the Company;

“Commencement Date” has the meaning given such term under “Executive Compensation – Equity Incentive Plan – Termination of Employment or Services”;

“Compensation, Nomination and Governance Committee” means the compensation, nomination and governance committee of the Board;

“Compensation Securities” includes stock options, convertible securities, exchangeable securities and similar instruments, including stock appreciation rights, deferred share units and restricted share units granted or issued by a company or one of its subsidiaries (if any) for services provided or to be provided, directly or indirectly to a company or any of its subsidiaries (if any);

“Consideration Shares” means the Common Shares, following the completion of the Austpro Consolidation, to be issued to the DeFi Shareholders in connection with the Amalgamation;

“crypto asset” means a digital representation of value protected by a cryptographic distributed ledger system that can align with the colloquial reference of a “cryptocurrency”;

“deferred compensation” has the meaning ascribed to such term under “Executive Compensation – Equity Incentive Plan – Change in Control”;

“DeFi” means DeFi Ventures Inc., a company incorporated under the BCBCA, that was amalgamated with the Subco pursuant to the Transaction to form WonderFi Digital Inc., which now operates the business of DeFi;

“DeFi Shares” means common shares in the capital of DeFi;

“DeFi Options” means stock options to acquire DeFi Shares;

“Director” means the director appointed under the BCBCA;

“Director Fees” has the meaning ascribed to such term under “Executive Compensation – Equity Incentive Plan – Deferred Share Units”;

“DSU” has the meaning ascribed to such term under “Executive Compensation – Equity Incentive Plan – Deferred Share Units”;

“Employment Agreement” has the meaning ascribed to such term under “Executive Compensation – Employment, Consulting and Management Agreements”;

“Emprise” means Emprise LP 2017;

“Emprise Note” has the meaning ascribed to such term “Description and General Development of the Business – History – Description and General Development of the Business – Developments During the Financial Year Ended September 30, 2020”;

“Emprise Management Services Agreement” means the rent and accounting services agreement between Austpro and Emprise Management Services Corp. dated October 1, 2018;

“ESA” has the meaning ascribed to such term under “Information Concerning DeFi – Management Contracts”;

“Escrow Agent” means Computershare Trust Company of Canada, the subscription receipt agent of DeFi;

“Escrow Release Conditions” has the meaning ascribed to such term under “Material Contracts – Subscription Receipt Agreement”;

“Escrow Release Deadline” has the meaning ascribed to such term under “Material Contracts – Subscription Receipt Agreement”;

“Escrowed Funds” has the meaning ascribed to such term under “Material Contracts – Subscription Receipt Agreement”;

“ESG” means Environmental, Social, and Corporate Governance;

“Ethereum” means a decentralized, open-source blockchain-based platform with smart contract functionality;

“Ethereum 2.0” is an upgrade to the Ethereum blockchain, launching in several phases, that aims to enhance the speed, efficiency and scalability of the Ethereum network through use of the “Proof-of-Stake” consensus mechanism as opposed to the “Proof-of-Work” consensus mechanism;

“Equity Incentive Plan” means the equity incentive plan of WonderFi;

“EVM” has the meaning ascribed to such term under “Description and General Development of the Business – Market Overview – Building Blocks of Decentralized Finance”;

“FATF” has the meaning ascribed to such term under “Risk Factors – Decentralized finance may face significant compliance challenges if governments require adherence to the Financial Action Task Force (FATF) Virtual Asset Service Provider (VASP) Draft Guidelines”;

“FATF Guidelines” has the meaning ascribed to such term under “Risk Factors – WonderFi’s Business – Decentralized finance may face significant compliance challenges if governments require adherence to the Financial Action Task Force (FATF) Virtual Asset Service Provider (VASP) Draft Guidelines”;

“Filing Statement” means the filing statement dated August 20, 2021 and filed on the Company’s SEDAR profile, together with all schedules to this Filing Statement;

“FTX” means FTX cryptocurrency exchange, founded by Sam Bankman-Fried;

“Insider” means (a) an officer, director or insider (within the meaning of the Securities Act (British Columbia)) of a Listed Issuer, (b) a promoter of a Listed Issuer, (c) a Person identified as an Insider, individually or by virtue of their position, by a Listed Issuer, (d) if the Insider is not an individual, each director, officer and “Control Person” of that Insider, and (e) such other Person as may be designated from time to time by the NEO Exchange;

“In-the-Money Amount” has the meaning ascribed to such term under “Executive Compensation – Equity Incentive Plan – Options”;

“Market Price” has the meaning ascribed to such term under “Executive Compensation – Equity Incentive Plan – Options”;

“Named Executive Officers” or “NEO” means, in relation to a company, each of the following individuals: (a) any individual who acted as CEO of the company, or acted in a similar capacity, for any part of the most recently completed financial year, (b) any individual who acted as CFO of the company, or acted in a similar capacity, for any part of the most recently completed financial year, (c) each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6 Statement of Executive Compensation, for that financial year, and (d) each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year;

“Native Ads” means Native Ads, Inc.;

“Native Ads Agreement” has the meaning ascribed to it under “Description and General Development of the Business – History – Developments During the Financial Year Ended September 30, 2021”;

“NEO Exchange” means the Neo Exchange Inc.;

“NEX Board” means the trading forum for listed companies that no longer meet the TSXV’s ongoing listing requirements;

“NI 52-110” has the meaning ascribed to such term under “Audit Committee – Composition of the Audit Committee”;

“NP 46-201” means National Policy 46-201 – Escrow for Initial Public Offerings;

“NYDFS” has the meaning ascribed to such term under “Material Contracts – Coinbase Custodial Services Agreement”;

“October 2021 Bought Deal” has the meaning ascribed to such term under “Description and General Development of the Business – History – Subsequent events”;

“Options” means stock options to acquire Common Shares;

“Person” includes an individual or company;

“PIPEDA” has the meaning ascribed to such term under “Risk Factors – Risk’s Related to WonderFi’s Business - Privacy laws and regulations”;

“President’s List Purchasers” has the meaning ascribed to such term under “Material Contracts – Subscription Receipt Agreement”;

“Proof-of-Stake” means a class of consensus mechanisms or protocols for blockchains that work by selecting validators in proportion to their quantity of holdings in the associated cryptocurrency;

“Proof-of-Work” means the consensus mechanism that allows the Ethereum network to come to consensus, or agree on things like account balances and the order of transactions;

“PSU” has the meaning ascribed to such term under “Executive Compensation – Equity Incentive Plan – Performance Share Units”;

“PSU Service Year” has the meaning ascribed to such term under “Executive Compensation – Equity Incentive Plan – Performance Share Units”;

“REIT” has the meaning ascribed to such term under “Audit Committee – Composition of the Audit Committee – Relevant Education and Experience – Stephanie Li”;

“Related Person” means:

(a)	a “related party” as defined in Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions, of WonderFi;

(b)	a promoter of WonderFi, or, where the promoter is not an individual, an officer, director or Control Person of the promoter; and

(c)	such other Person as may be designated from time to time by the NEO Exchange;

“RSU” has the meaning ascribed to such term under “Executive Compensation – Equity Incentive Plan – Restricted Share Units”;

“RSU Service Year” has the meaning ascribed to such term under “Executive Compensation – Equity Incentive Plan – Restricted Share Units”;

“Securities Laws” means securities legislation, securities regulations and securities rules, and the policies, notices, instruments and blanket orders of applicable securities regulators, including the NEO Exchange, in force from time to time, and as may be amended from time to time, that are applicable to an issuer;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Serum” has the meaning ascribed to such term under “Description and General Development of the Business – History – Subsequent events”;

“SHA” has the meaning scribed to such term under “Description of the Business – Product and Service Offerings - Aggregator Platform”;

“Share Based Award” means an award under an equity incentive plan of equity-based instruments that do not have option like features, including, for greater certainty, shares, DSUs, restricted shares, restricted share units, phantom shares, phantom share units and share equivalent units;

“SOC 1 Report” has the meaning ascribed to such term under “Risk Factors –– Crypto assets in the custody of Coinbase Custody”;

“SOC 2 Report” has the meaning ascribed to such term under “Risk Factors –– Crypto assets in the custody of Coinbase Custody”;

“Solana” has the meaning ascribed to such term under “Description and General Development of the Business – History – Subsequent events”;

“SubCo” has the meaning ascribed to such term under “Description and General Development of the Business – History – Corporate History”;

“Subscription Receipts” means the subscription receipts issued by DeFi pursuant to the Subscription Receipt Financing, as further described in “Description and General Development of the Business – History – Developments During the Financial Year Ended September 30, 2021”;

“Subscription Receipt Agent” has the meaning ascribed to such term under “Material Contracts – Subscription Receipt Financing”;

“Subscription Receipt Agreement” means the agreement in respect of the Subscription Receipt Financing;

“Subscription Receipt Financing” means the brokered private placement of subscription receipts of DeFi (the “Subscription Receipts”) at a price per Subscription Receipt of $1.00, for aggregate gross proceeds of $17,715,000 and each Subscription Receipt being exchangeable, without additional consideration, for one DeFi Share, which shall be exchanged by the holder thereof for economically equivalent securities of WonderFi, on a post-consolidated basis;

“Surviving Entity” has the meaning ascribed to such term under “Executive Compensation – Equity Incentive Plan – Change in Control”;

“Termination Date” has the meaning ascribed to such term under “Executive Compensation – Equity Incentive Plan – Termination of Employment or Services”;

“Transaction” means, collectively, the Amalgamation, the Subscription Receipt Financing, the Austpro Consolidation, and all transactions contemplated by the Amalgamation Agreement, as further described in “Description and General Development of the Business – History – Corporate History”;

“TSXV” means the TSX Venture Exchange Inc.;

“Underwriting Agreement” means the agreement between the Company and the underwriters, Canaccord Genuity Corp. and PI Financial Corp., pursuant to which the underwriters agreed to buy an aggregate of 10,257,000 units of the Company at a price of $1.95 per unit, with each unit consisting of one Common Share and one-half of one Common Share purchase warrant, for aggregate gross proceeds to the Company of $20,001,150;

“Virtual Asset Service Provider”, or “VASP” has the meaning ascribed to such term under “Risk Factors – Decentralized finance may face significant compliance challenges if governments require adherence to the Financial Action Task Force (FATF) Virtual Asset Service Provider (VASP) Draft Guidelines”;

“voting power” has the meaning ascribed to such term under “Executive Compensation – Equity Incentive Plan – Change in Control”;

“Warrant Agent” means Computershare Trust Company of Canada, the agent to the Warrant Indenture;

“Warrant Indenture” has the meaning ascribed to such term under “Description and General Development of the Business – History – Subsequent events”, and is further described in “Material Contracts – Warrant Indenture”;

“Warrants” means the warrants outstanding to acquire Common Shares;

“WonderFi” or the “Company” means WonderFi Technologies Inc.;

“WonderFi Escrow Agreement” means the Form 46-201F1 escrow agreement to be entered into among the Escrow Agent, WonderFi and certain shareholders of WonderFi effective as of the Closing; and

“WonderFi Digital” has the meaning ascribed to such term under “Description and General Development of the Business – History – Corporate History”.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information contained in this AIF constitute forward-looking statements or forward-looking information (collectively “forward-looking statements”) within the meaning of applicable Securities Laws. Forward-looking statements are often, but not always, identified by the use of words or phrases such as “may”, “is expected to”, “anticipates”, “believes”, “estimates”, “intends”, “plans”, and similar words suggesting future outcomes, or language suggesting an outlook, including that certain actions, events or results “may”, “could”, “would”, “might” or “will” occur or be achieved, and variations of any such words or phrases. In particular, this AIF contains forward-looking statements with respect to:

•	WonderFi’s future business strategy, including its intended product and service offerings, its plan to invest funds not used in the deployment of its business lines into crypto assets, and its intention to add additional products and revenue streams in the future;
•	expectations about the future price of crypto assets;
•	the expected growth of Ethereum 2.0 and its platform;
•	the timing of Ethereum’s transition to Ethereum 2.0, including its expected transition from “Proof-of-Work” to “Proof-of-Stake”;
•	the expectation that WonderFi’s staking infrastructure providers will allow WonderFi to participate as a validator on the Ethereum network, which may provide WonderFi with a stable stream of income, net of fees;
•	expectations regarding future competitive conditions;
•	the expected corporate governance policies of WonderFi;
•	completion of the remaining $10.0 million in approved purchases of digital assets weighted across key assets that drive value in the decentralized finance sector;
•	the expected dividend policies of WonderFi; and
•	the impact of future regulatory action.

Forward-looking statements in this AIF are based on the current beliefs of management of the Company, as well as assumptions made by, and information currently available to, Company, as applicable, regarding, among other things, the expected:

•	success of the operations of WonderFi;
•	WonderFi’s ability to attract and retain key personnel;
•	legislative and regulatory environments of the jurisdictions where WonderFi will carry on business or have operations;
•	impact of competition and the competitive response to WonderFi’s business strategy;
•	timing and amount of WonderFi’s capital and other expenditures;
•	conditions in cryptocurrency and financial markets, and the economy generally; and
•	ability of WonderFi to obtain additional financing, if and as needed, on satisfactory terms or at all.

Furthermore, such forward-looking statements involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of WonderFi to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation:

•	necessary approvals may not be acquired;
•	generating yields through WonderFi’s crypto assess is reliant on numerous blockchain technology service providers and various decentralized protocols;

•	the crypto assets WonderFi will use to generate yield are highly volatile and subject to momentum risk;
•	WonderFi may suffer losses from staking and any other related operations conducted using treasury assets;
•	smart contract risk;
•	crypto asset transactions are irreversible and may result in significant losses;
•	entry into crypto asset development business;
•	WonderFi’s operating results will experience significant fluctuations due to the highly volatile nature of crypto assets;
•	the future development and growth of decentralized finance is subject to a variety of factors that are difficult to predict and evaluate. If decentralized finance does not grow as WonderFi expects, WonderFi’s business, operating results, and financial position could be adversely affected;
•	WonderFi operates in a heavily regulated environment and any material changes or actions could lead to negative adverse effects to the business model, operational results, and financial condition of WonderFi;
•	regulation of blockchain, crypto assets and protocols;
•	failure to innovate;
•	competition;
•	failure to protect its intellectual property;
•	reliance on third-party software;
•	use of open source software;
•	effectiveness and efficiency of advertising and promotional expenditures, brand maintenance and promotion;
•	requirement to attract and retain customers and users to WonderFi apps and products;
•	growth and consolidation in the industry;
•	WonderFi may require additional funding to finance operations that could be potentially dilutive to current shareholders or increase default risk;
•	the COVID-19 pandemic may significantly impact financial markets and have an adverse effect on WonderFi’s business, operational results, and financial condition;
•	crypto asset value risk;
•	changes in applicable law;
•	privacy laws and regulations;
•	decentralized finance may face significant compliance challenges if governments require adherence to the FATF Guidelines;
•	changes to bank fees or practices, or payment card networks;
•	key personnel risk;
•	uninsured or uninsurable risks;
•	reliance on development and maintenance of the internet infrastructure;
•	risks related to potential interruption or failure of WonderFi’s information technology and communications systems;
•	crypto assets in the custody of Coinbase;
•	self custody risk;
•	risks related to potential undetected errors in WonderFi’s software;
•	litigation risk;
•	lack of operating history;

•	global economic risk;
•	WonderFi’s overarching strategy to bring high-quality, easy to access, and compliant decentralized finance related services may not lead to the maximization of short-term or medium-term financial results;
•	general market adoption to crypto assets has been relatively limited to date and further adoption is uncertain, which may result in adverse effects to WonderFi’s business, operating results, and financial condition;
•	if miners or validators on any of the blockchain networks WonderFi supports demand high transaction fees, WonderFi’s operating results may be adversely affected;
•	WonderFi expects operating expenses to rise sharply as WonderFi continues to grow, which may impact WonderFi’s ability to achieve or sustain profitability for a significant period of time; and
•	conflict of interest of management.

Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended. If any of these risks or uncertainties materialize, or if assumptions underlying the forward-looking statements prove incorrect, actual results might vary materially from those anticipated in those forward-looking statements. See “Risk Factors” for a discussion of certain factors investors should carefully consider before deciding to invest in WonderFi.

Readers are cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of forward-looking statements, although considered reasonably accurate at the time of preparation, may prove to be incorrect. Accordingly, readers are cautioned that WonderFi’s actual results achieved could vary from the information provided in this AIF, and the variations may be material. Readers are also cautioned that the foregoing list of factors is not exhaustive. Consequently, there is no representation by the Company that actual results achieved will be the same, in whole or in part, as those set out in the forward-looking statements. To date, no securities regulatory authority or regulator has reviewed or commented on any of the statements made in this AIF. Furthermore, the forward-looking statements contained in this AIF are made as of the date of this AIF, and the Company does not undertake any obligation, except as required by applicable Securities Laws, to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this AIF are expressly qualified by this cautionary statement.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this AIF concerning the Company’s industry and the markets in which it operates, including general expectations and market position, market opportunities and market share, is based on information from independent industry organizations, other third-party sources (including industry publications, surveys and forecasts) and management studies and estimates.

Unless otherwise indicated, the Company’s estimates are derived from publicly available information released by independent industry analysts and third-party sources as well as data from the Company’s internal research and knowledge of the Hemp market and economy, and include assumptions made by the Company which management believes to be reasonable based on their knowledge of the Company’s industry and markets. The Company’s internal research and assumptions have not been verified by any independent source, and it has not independently verified any third-party information. While the Company believes the market position, market opportunity and market share information included in this AIF is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of the Company’s future performance and the future performance of the industry and markets in which it operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under “Forward-Looking Statements” and “Risk Factors”.

CURRENCY AND OTHER INFORMATON

Unless otherwise indicated, all references to “$” are to Canadian dollars and references to “US$” are to United States dollars.

United States Exchange Rate

The following table sets forth: (i) the rates of exchange for United States dollars, expressed in Canadian dollars, in effect at the end of each of the periods indicated; (ii) the average of exchange rates in effect during such periods; and (iii) the high and low exchange rates during each such periods, in each case based on the rate of exchange in effect during each such periods, in each case based on the rate of exchange in effect on each trading day as reported by the Bank of Canada on its website (the “Bank of Canada Daily Exchange Rate”).

	Years Ended Sept 30,
	2021	2020	2019
Low for the period	$1.2040	$1.2970	$1.2803
High for the period	$1.3349	$1.4496	$1.3642
Rate at the end of the period	$1.2741	$1.3339	$1.3243
Average	$1.2642	$1.3457	$1.3270

On December 15, 2021, the Bank of Canada daily exchange rate was US$1.00 – $1.2764.

CORPORATE STRUCTURE

The Company was originally incorporated under the name “Austra Resources Corporation” pursuant to the BCBCA on November 1, 1990. In connection with a reverse take-over transaction, the Company changed its name to “WonderFi Technologies Inc.”. See Description and General Development of The Business – History. WonderFi’s Common Shares trade on the NEO Exchange under the trading symbol “WNDR”.

The registered and head office of WonderFi is located at Suite 250, 780 Beatty Street Vancouver, British Columbia V6B 2M1. WonderFi maintains a website at www.wonder.fi/. Information contained on WonderFi’s website is not part of this AIF, nor is it incorporated by reference herein.

Material Amendments to the Company’s Articles

On November 23, 2018, the Company adopted a new set of articles of incorporation to remove the special rights and restrictions attached to its Common Shares, and to replace the special rights and restrictions attached to its first preferred shares to ensure compliance with the BCBCA.

On November 29, 2018, the Company consolidated its Common Shares on a 4 old for 1 new basis, pursuant to which the Company changed the authorized number of Common Shares from 100,000,000 to 25,000,000.

On November 30, 2018, the authorized number of Common Shares of the Company was changed to an unlimited amount.

On August 25, 2021, in connection with the Transaction, the Company completed the Austpro Consolidation, a consolidation of its Common Shares on an 8.7279882 old to one new basis.

Intercorporate Relationships

The following table describes the corporate structure of WonderFi and its subsidiary, their place of incorporation, continuance or formation, and the percentage of the outstanding voting securities of each subsidiary that are beneficially owned, controlled or directed by WonderFi:

Name of Subsidiary	Percentage of Voting Securities Owned	Jurisdiction of Incorporation or Continuance
WonderFi Digital Inc.	100% (direct)	British Columbia
WonderFi Entertainment Inc	100% (direct)	British Columbia

DESCRIPTION AND GENERAL DEVELOPMENT OF THE BUSINESS

History

Corporate History

The Company was originally incorporated under the BCBCA as “Austra Resources Corporation” pursuant to an amalgamation between Austra Resources Corporation and Barkerville Mining Company Limited (N.P.L.) on November 1, 1990. Effective January 26, 1996, the Company changed its name to “Austpro Energy Corporation” (“Austpro”).

Until 2001, the Company’s principal business was the exploration and development of oil and gas properties. Following the disposition of its interests in oil and gas properties in 2000 and 2001, the Company was then dissolved on February 13, 2006, and restored on May 30, 2006, under the BCBCA. During this time the Company had no active business and was focused on identifying and evaluating opportunities for the acquisition of an interest in a new business.

On August 30, 2021, the Company acquired of all of the issued and outstanding shares of DeFi Ventures Inc. (“DeFi”) by way of a “three-cornered amalgamation”, pursuant to which with DeFi and 1302107 B.C. Ltd., a wholly owned subsidiary of the Company (the “Subco”), combined their businesses to form one corporation, WonderFi Digital Inc. (“WonderFi Digital”), a wholly-owned subsidiary of the Company (the “Transaction”). In connection with the Transaction, the articles of the Company were amended to change its name to “WonderFi Technologies Inc.” and the Company now carries on the business previously carried on by DeFi. (For more information on the Transaction, see “Description and General Development of the Business – Significant Acquisitions and Dispositions” or the Company’s filling statement filed on its SEDAR profile August 24, 2021.)

On December 7, 2021, the Company incorporated a new wholly-owned subsidiary named WonderFi Entertainment Inc.

Developments During the Financial Year Ended September 30, 2019

•	On November 30, 2018, 8,000,000 subscription receipts which had been issued by the Company on September 27, 2018 automatically converted into 8,000,000 units of the Company for gross proceeds of $400,000. Each unit consisted of one Common Share and one Common Share purchase warrant, with each Common Share purchase warrant entitling the holder to acquire one additional Common Share at a price of $0.06 per Common Share until November 30, 2019.

•	On December 5, 2018, the Company granted 1,300,000 Options to directors, officers and a consultant of the Company. The Options have an exercise price of $0.20 and are exercisable for a period of five years. The Options vested immediately.

Developments During the Financial Year Ended September 30, 2020

•	On October 18, 2019, the Board appointed Davidson & Company, Chartered Professional Accountants, as the Company’s new auditor, replacing MNP LLP, Chartered Professional Accountants.

Developments During the Financial Year Ended September 30, 2021

•	On October 29, 2020, the Company announced that it closed a non-brokered private placement for proceeds of $132,000. This placement consisted of 1,100,000 units of the Company at a price of $0.12 per unit. Each unit consists of one Common Share and one Common Share purchase warrant, with each warrant entitling the holder to acquire an additional common share of the Company at a price of $0.155 until October 29, 2021.

•	On January 30, 2021, DeFi was incorporated, pursuant to the provisions of the BCBCA.

•	On January 30, 2021, DeFi completed a non-brokered private placement, pursuant to which it issued an aggregate of 15,000,000 common shares at a price of $0.002 per common share for aggregate gross proceeds of $30,000.

•	On February 16, 2021, DeFi completed a non-brokered private placement pursuant to which it issued an aggregate of 1,538,461 common shares at a price of $0.13 per common share for gross proceeds of $200,000.

•	On March 5, 2021, DeFi completed a non-brokered private placement pursuant to which it issued an aggregate of 7,460,000 common shares at a price of $0.25 per common share for gross proceeds of $1,865,000.

•	On March 5, 2021, Defi issued 461,537 Common Shares to advisor to settle outstanding consulting fees in the amount of $115,384.

•	On April 14, 2021, DeFi completed a brokered private placement pursuant to which it issued an aggregate of 2,600,000 common shares at a price of $0.25 per common share for gross proceeds of $650,000.

•	On April 15, 2021, DeFi entered into a letter of intent with the Company, pursuant to which the Company agreed to acquire all of the outstanding common shares of Defi.

•	On May 21, 2021, DeFi completed a brokered private placement pursuant to which it issued an aggregate of 9,000,000 common shares at a price of $0.25 per common share for gross proceeds of $2,250,000.

•	On May 25, 2021, Defi and Coinbase entered into the Coinbase Institutional Services Agreement. Additional information can be found in “Material Contracts – Coinbase Institutional Services Agreement”.

•	On May 28, 2021, Defi and Coinbase Custody entered into the Coinbase Custodial Services Agreement. Additional information can be found in “Material Contracts – Coinbase Custodial Services Agreement”.

•	On June 3, 2021, DeFi completed the Subscription Receipt Financing, pursuant to which it issued an aggregate of 17,715,000 Subscription Receipts at a price of $1.00 per Subscription Receipt, for aggregate gross proceeds of $17,715,000 pursuant to the terms of the Subscription Receipt Agreement. Additional information can be found in “Material Contracts – Subscription Receipt Agreement”.

•	On June 3, 2021, in connection with the closing of the Subscription Receipt Financing, the Company, DeFi and SubCo entered into the Amalgamation Agreement to give effect to the Transaction. For more information on the Transaction and Amalgamation, see “Description and General Development of the Business – Significant Acquisitions and Dispositions”

•	On June 30, 2021, DeFi completed a non-brokered private placement pursuant to which it issued an aggregate of 5,318,243 common shares at a price of $1.05 per common share for gross proceeds of $5,584,155.

•	On July 2, 2021, 85,714 DeFi common shares were issued to a service provider of DeFi as a settlement for a promissory note valued at $89,999.70.

•	On August 19, 2021, in connection with the closing of the Transaction, the Company’s Common Shares were delisted at the close of the market from the NEX Board of the TSXV.

•	On August 20, 2021, the Company’s Common Shares were listed on the NEO Exchange under the symbol “AUS”, effective at the open of the market. The Common Shares were listed on the NEO Exchange in a halted state, pending the closing of the Transaction.

•	On August 25, 2021, in connection with the Transaction, the Company changed its name from Austpro Energy Corporation to WonderFi Technologies Inc.

•	On August 25, 2021, in connection with the Transaction, the Company completed the Austpro Consolidation, a consolidation of its Common Shares on an 8.7279882 old to one new basis.

•	On August 30, 2021, the Transaction closed and the aggregate gross proceeds of $17,715,000 from the Subscription Receipt Financing were released from escrow.

•	On August 30, 2021, in connection with Transaction, the Board appointed Crowe MacKay LLP, Chartered Professional Accountants, as the Company’s new auditor, replacing Davidson & Company LLP, Chartered Professional Accountants.

•	On August 31, 2021, the Company’s Common Shares were listed on the NEO Exchange under the symbol “WNDR”, effective at the open of the market.

•	On September 7, 2021, the Company announced that it entered into a master services agreement with Native Ads, Inc. to provide strategic digital media services, marketing and data analytics services. Pursuant to the terms of the Native Ads Agreement, the Company will pay Native Ads a total of US$250,000 over the span of twelve months.

•	On September 7, 2021, the Company announced that it received approval from the Board to purchase up to $6.8 million in digital assets weighted across key assets that drive value in the decentralized finance sector. The first of these purchases was completed on September 6, 2021, and included $1.8 million of Bitcoin, Ethereum, Uniswap, Compound, Aave, Maker and Yearn.

•	On September 7, 2021, the Company announced that its Common Shares have begun trading on the OTC Pink Market in the United States under the symbol “WONDF” and that the Company is in the process of applying to up-list to the OTCQB Venture Market.

•	On September 14, 2021, the Company announced that it will be using US dollar denominated stablecoins in its treasury management strategy.

•	On September 27, 2021, the Company announced that it has established and deployed Proof-of-Stake validator nodes on the Ethereum network as part of its continued decentralized finance infrastructure and portfolio management strategy.

Director and Officer Appointments

On August 30, 2021, the Company appointed the following directors and officers:

Name	Position
Ben Samaroo	Chief Executive Officer and Director
Dean Sutton	Chief Strategy Officer and Director
Cong Ly	Chief Technology Officer
Steven Krause	Chief Financial Officer
Sheona Docksteader	Corporate Secretary
Mark Binns	Independent Director
Sean Clark	Independent Director

Name	Position
Stephanie Li	Independent Director

On August 30, 2021, the following directors and officers resigned:

Name	Position
Scott Ackerman	President, CEO, CFO, Corporate Secretary and Director
Brent Ackerman	Independent Director
Doug McFaul	Independent Director

Subsequent events

•	On October 5, 2021, the Company announced that, in collaboration with Circle Internet Financial, LLC, that it intends to offer Circle’s USD Coin through the WonderFi App.

•	On October 15, 2021, the Company announced that it has partnered with DeFi Pulse Inc., a firm that designs indexes for decentralized finance, to offer digital assets indexes through the WonderFi App.

•	On October 26, 2021, the Company announced that it has closed its bought deal private placement (the “October 2021 Bought Deal”). Through the October 2021 Bought Deal, the Company issued 13,520,001 units at a price of $1.95 per unit, for gross proceeds of $26,364,002 pursuant to the terms of the Underwriting Agreement. Each unit consisted of one Common Share of the Company and one-half of one Common Share purchase warrant. Each Warrant is exercisable to acquire one Common Share at an exercise price of $2.55 until October 26, 2024 and is issued pursuant to the terms of the warrant indenture (the “Warrant Indenture”) (see “Material Contracts – Warrant Indenture”).

•	In consideration of the services rendered by the underwriters in connection with the October 2021 Bought Deal, the Company paid: (a) a cash commission (the equal to 7.0% of the aggregate gross proceeds of the offering (excluding proceeds derived from the sale of units to any direct settlers for which a commission equal to 3.5% of the aggregate gross proceeds of the portion of the offering sold to direct settlers was payable); and (b) a cash fee of $75,000 and $75,000 payable in Common Shares. As additional compensation for the rendered by the underwriters, the Company issued to the underwriters 910,503 Broker Warrants.

•	On November 1, 2021, the Company announced that it has approval to purchase up to $10 million in digital assets weighted across key assets that drive value in the decentralized finance sector.

•	On November 3, 2021, the Company announced it has established and deployed addition proof of stake validator nodes.

•	On November 8, 2021, the Company announced an investment in the Solana ecosystem through the Incentive Ecosystem Foundation, which includes Solana and Serum as the two largest weighted assets. “Solana” is a programmable blockchain and “Serum” is a non-custodial decentralized exchange operating on the Solana blockchain created by FTX, Alamada Research and several other partners through the Serum Foundation. In addition, the Company invested in Series B-1 round of FTX Trading.

•	On November 15, 2021, the Company appointed Bill Koutsouras as a director and as Chairman of the Board.

•	On November 15, 2021, Sean Clark resigned as a director of the Company.

•	On November 24, 2021, the Company announced the listing of tokenized shares of WonderFi on FTX.

•	On December 3, 2021, the Company announced that it has made a strategic investment of $5 million into First Ledger Corp., the parent company of Bitbuy Technologies Inc.(“Bitbuy”), Canada’s first approved crypto marketplace. The Company holds a non-interest bearing convertible note due November 29, 2022 that is convertible into common shares of Bitbuy at $5 per share.

•	On December 7, 2021, the Company announced the launch of “Money Goals”, a financial literacy initiative in partnership with Animal Capital and Josh Richards, focused on Gen Z.

•	On December 9, 2021, the Company announced that its WonderFi App will tentatively be released on desktop on January 25, 2022, with a mobile app release to follow.

Significant Acquisitions and Dispositions

Effective June 3, 2021, the Company, DeFi and SubCo entered into the Amalgamation Agreement, the terms of which were the result of arms’ length negotiation between the Company and DeFi.

On August 30, 2021, pursuant to the Amalgamation Agreement, the Company acquired all the issued and outstanding share capital of DeFi by way of a “three-cornered amalgamation”, pursuant to which DeFi and the Subco combined their businesses to form one corporation, WonderFi Digital, a wholly owned subsidiary of the Company. In connection with the completion of the Transaction, an aggregate of 59,188,675 Consideration Shares were issued to the DeFi Shareholders, on an undiluted basis, at a deemed issue price, on a post Consolidation basis, of $1.00 per Common Share. The Transaction constitutes a “reverse takeover”, or “RTO” (as defined in National Instrument 51 102 – Continuous Disclosure Obligations) of the Company by DeFi because, following the Closing, the DeFi Shareholders owned approximately 97.2% of the outstanding Common Shares.

In connection with the closing of the Transaction and pursuant to the Amalgamation Agreement, among other things:

(a)	the Company completed the Austpro Consolidation;

(b)	the Subscription Receipts were converted into DeFi Shares;

(c)	all Warrants and Options of the Company outstanding prior to the Amalgamation were surrendered by the holders for cancellation;

(d)	DeFi and SubCo amalgamated and continue as WonderFi Digital;

(e)	each of DeFi and SubCo ceased to exist as entities separate from WonderFi Digital;

(f)	each DeFi Share were cancelled, and former DeFi Shareholders (including those that are entitled to acquire DeFi Shares on conversion of the Subscription Receipts) received one Consideration Share for each DeFi Share held;

(g)	each common share of SubCo was cancelled and replaced with one common share of WonderFi Digital issued to WonderFi, such that WonderFi Digital is a wholly owned subsidiary of WonderFi;

(h)	WonderFi Digital issued to the Cmpanny one common share of WonderFi Digital for each post- consolidated Common Share issued by the Company under the Amalgamation;

(i)	all of the property and assets of each of DeFi and SubCo became the property and assets of WonderFi Digital, and WonderFi Digital is now liable for all of the liabilities and obligations of each of DeFi and SubCo; and

(j)	The Company changed its name to “WonderFi Technologies Inc.”.

For more information on the Transaction, see the Company’s filling statement filed on its SEDAR profile August 24, 2021.

Description of the Business

Summary

WonderFi has a mission to bring decentralized finance to the masses through a suite of products and tools which are built on the core principles of simplicity and education.

Today, decentralized finance is complex and fragmented, spanning across a wide range of applications that operate on numerous blockchain networks, protocols and layers. In decentralized finance, there is an underlying expectation that users understand how to select, navigate and interact with these various components; however, the required learning curve is prohibitive for most. Further, as the decentralized finance sector expands, it becomes increasingly difficult for the average person to navigate the technological and financial terminology and nuances that are presented, and as a result the literacy of users lags behind.

WonderFi believes that these issues are preventing large-scale adoption of the technology, which inherently is meant to be democratized and accessible to all. WonderFi seeks to solve this problem through its complementary suite of products, while also providing shareholders a proxy to the decentralized finance sector through its common stock.

Intellectual Capital

Given that the industry is in a nascent phase, WonderFi expects decentralized finance to undergo significant changes as it evolves and matures. This expectation is reflected in WonderFi’s operational model, as it has allocated a significant portion of resources towards building a highly capable engineering team consisting of industry experts that have deep knowledge of blockchain infrastructure and over 20 years of cumulative experience building blockchain applications. WonderFi’s engineering team is supported by a small and agile team of decentralized finance experts who guide product development; this structure has allowed for cost-efficiency while WonderFi is in the pre-revenue phase of operations. The platform will be designed to be flexible and modular to adapt and grow as the sector evolves, and to anticipate user needs and integrate new technology. The platform is being developed in-house, which requires WonderFi to continually invest in intellectual capital. WonderFi believes this is a competitive advantage.

Product and Service Offerings

WonderFi’s business model includes four interconnected pillars: platform, education, research and assets.

1)	Aggregator Platform

WonderFi’s flagship product will be an aggregator platform that aims to solve the core problems in decentralized finance by aggregating and simplifying the interactions between users and the core smart contracts that constitute decentralized finance applications. The platform will be non-custodial and leverages application programming interface (“API”) integrations that will allow users to interact directly with decentralized finance protocols. This architecture will allow users to retain control of their assets, rather than taking custody of the client assets or transferring assets to a third-party. This approach results in zero efficiency loss for routing and allows WonderFi to focus on optimizing user experience. The platform will be designed to abstract the complexities of decentralized finance in order to provide a frictionless experience for users, while preserving the underlying functionality and value that leading decentralized finance protocols provide.

WonderFi will vet protocols to integrate with based on a commercial and technical due diligence process. This process includes assessments of smart contract audits and other factors, with the goal of reducing the potential that users of the platform interact with malicious or unsafe protocols. Protocols are open source, and, as such, there is no contract that will exist between the Company and each protocol, nor will WonderFi receive any compensation from protocols that it integrates with.

Each decentralized finance protocol that WonderFi intends to integrate its platform with is permissionless, meaning any user has access to the services offered by that protocol. The Ethereum network currently utilizes a Proof-of-Work consensus mechanism but is transitioning to Proof-of-Stake verification. Proof-of-Stake is demonstrably more environmentally sustainable because it requires orders of magnitude less energy consumption and does not utilize specialized hardware that cannot be reused for other purposes, unlike application-specific integrated circuit (“ASIC”) rigs, an integrated circuit chip customized for a particular use, that are specialized for solving the Secure Hash Algorithm (“SHA”) 256 bits cryptographic hash function.

In addition, each of protocols that WonderFi will integrate with will utilize completely decentralized governance systems or have a plan to adopt decentralized governance in the future. Decentralized governance is achieved through the use of a governance token, which is used to vote on proposed upgrades or improvements to a given protocol. This process is similar to the democratic process, where a proposal is made, it is voted on by constituents, and the majority decides whether it passes or not.

2)	Education

Decentralized finance presents a steep learning curve for new and existing participants. WonderFi intends to provide high-quality resources for new entrants in the market through the development of a learning center that will focus on presenting core concepts in a simplified manner, and will avoid the use of jargon and terminology, which is often used within the existing decentralized finance user base. The learning center will act as a lead generation funnel for WonderFi’s aggregation platform.

3)	Data Analysis, Research and Insights

Obtaining accurate, real-time data is of critical importance in financial markets, but is made more difficult in the decentralized financial markets due to the fragmentation of market data across decentralized finance protocols and exchange platforms. WonderFi will be positioned to access a comprehensive range of real-time data insights through the aggregation platform’s numerous direct API integrations with decentralized finance protocols that span across the most widely adopted protocols, markets, and layers. Additionally, WonderFi will obtain supplemental data, analysis, and research insights through the use of third-party providers, internal research activities and the use of customer activity data that will be obtained from WonderFi’s aggregation platform. WonderFi intends to utilize these data sources and insights to guide product development, asset allocation, business processes, and future protocol integrations. Data sets and insights may be leveraged into a product to provide market data to third parties.

4)	Assets

A portion of WonderFi’s treasury will be held in crypto assets, which are then intended to be used to earn revenue through various yield generating opportunities. This will provide WonderFi with the ability to generate revenue on assets that are held on the balance sheet. This approach will also provide WonderFi with exposure to select crypto assets that are being efficiently utilized across the decentralized finance ecosystem. WonderFi does not invest crypto assets on behalf of customers or provide investment advice to customers.

WonderFi will store all compatible treasury assets with Coinbase. Coinbase is a SOC 1 Report/SOC 2 Report qualified custodian with a comprehensive insurance policy on custodied assets and holds crypto assets in segregated cold- storage. Crypto assets that cannot be custodied with Coinbase will be self-custodied by WonderFi in accordance with security processes and procedures that utilize multi-signature Cold Storage devices and secure safety deposit boxes. See “Material Contracts” for more information.

In order to provide secure access to yield generating opportunities for WonderFi’s crypto assets, WonderFi may also utilize third-party staking infrastructure providers in conjunction with qualified custodians.

The asset selection process will involve the use of ESG principles to guide asset selection decisions, and a formal methodology for asset selection, allocation across yield generating opportunities and the monitoring of asset performance and security.

Specialized Skill and Knowledge

All aspects of WonderFi’s business require specialized knowledge and technical skill. Such knowledge and skills include the areas of blockchain technology, research and development, crypto assets, crypto asset market, technological security and scalability, sales and marketing, as well as legal compliance, finance and accounting. WonderFi has found that it can locate and retain competent employees and consultants in such fields and believes it will continue to be able to do so on an ongoing basis.

Government Regulation

WonderFi expects that wider adoption of decentralized finance will lead to implementation of regulation and controls to safeguard users and expects that regulated and compliant platforms will become increasingly important within the decentralized finance ecosystem. While the nature of regulation of decentralized finance remains to be seen in many ways, WonderFi expects that regulation will involve technological scrutiny of smart contracts that replace functions traditionally carried out by intermediaries. WonderFi regularly reviews regulatory developments in the decentralized finance industry and will engage with the relevant regulatory bodies prior to launching the platform to retail customers.

Proprietary Software

WonderFi relies on a combination of intellectual property laws, trade secrets, confidentiality procedures, contractual provisions and other measures to protect proprietary information and technology. WonderFi’s employees, contracted service providers and management are required to sign agreements with confidentiality and non-compete provisions, and acknowledgements that all intellectual property created on WonderFi’s behalf is owned by WonderFi. WonderFi also seeks to limit the disclosure of its intellectual property by requiring third parties to execute confidentiality agreements where applicable.

Research and Development

WonderFi believes that research and development is a principal competitive advantage in its industry and that much of WonderFi’s future success will depend on its ability to maintain its technological leadership by identifying and responding to emerging technological trends in the industry, designing, developing and maintaining competitive solutions that take into account customers’ changing needs, and continuing to enhance existing products by improving performance, adding support for new protocols and technology in the decentralized finance sector, and adding features and functionality to meet the requirements of customers.

Changes to Contracts

No part of the Company’s business is reasonably expected to be affected in the current financial year by either the renegotiation or termination of any contract.

Employees

WonderFi currently employs a total of 17 individuals in Vancouver, Toronto and Halifax, and 6 contractors who work on a part-time or full-time basis and 1 intern. WonderFi also utilizes temporary labour on an as-needed basis.

Lending

WonderFi does not undertake any lending activities.

Bankruptcies, Receiverships and Similar Proceedings

There has never been any bankruptcy, receivership or similar proceedings against WonderFi and WonderFi has not been party to any voluntary bankruptcy, receivership or similar proceedings.

Reorganizations

On August 30, 2021, pursuant to the Amalgamation Agreement, the Company acquired all the issued and outstanding share capital of DeFi by way of a “three-cornered amalgamation”, pursuant to which DeFi and Subco combined their businesses to form one corporation, WonderFi Digital, a wholly owned subsidiary of the Company.

Competitive Landscape

Competition in the decentralized finance industry is significant, as WonderFi faces direct competition from established emerging companies within the industry as well as indirect competition from traditional financial institutions, which have become increasingly involved in the crypto asset space due to rising demand from their customer base. Given decentralized finance’s nascent stage, WonderFi expects there to be an increasing number of competitors entering the space in the near term, which will intensify competition as the industry matures. WonderFi relies on its management team and Board to navigate the competitive landscape.

Cycles

It is the Company’s view that the decentralized finance industry is not cyclical or subject to seasonal trends.

Market Overview

Limitations of Today’s Financial System

The current financial system has struggled to keep up with the speed of innovation occurring in the digital economy due to antiquated legacy financial infrastructure. This infrastructure relies on a network of intermediaries spanning across banks, brokerage houses, clearinghouses, custodians, credit agencies, and more. Often, a single financial transaction will require interactions with a number of intermediaries, which results in an inefficient financial system that is expensive, limited by regional accessibility, and repressive towards innovation. Fintech companies have emerged over the past two decades with the aim of tackling these problems; however, they have been severely limited in their ability to drive meaningful change due to their inability to escape the archaic underlying infrastructure. As a result, many of these companies have not been able to address the core problems facing the traditional financial system.

Building Blocks of Decentralized Finance

Unlike centralized finance, that relies on a rigid and largely physical infrastructure, decentralized finance is built on an expansive software-based infrastructure that operates on the internet. This internet-native infrastructure relies on existing blockchain technology, pioneered by Bitcoin and later expanded upon by projects like Ethereum. Blockchains are digital public ledgers that store a complete chronological history of all transactions that have occurred on a given network. Crypto assets are represented on these blockchains as bits of code, similar to an email, which allows for the frictionless transfer of value across these networks. This technology enabled the creation of a peer-to-peer “internet of value” that does not require financial institutions or any other intermediaries to function. Bitcoin was the first successful iteration of this technology and laid the foundational principles that would guide future blockchain development.

While Bitcoin succeeded in creating a virtual store of value and value transfer network, it was not optimized for the development of additional applications built on top of the underlying blockchain. The Ethereum network emerged in 2015 and was designed specifically for the use case of developing distributed applications that enabled a wider range of peer-to-peer applications. Ethereum achieved this through the Ethereum Virtual Machine (“EVM”). The EVM provides the network with the ability to create smart contracts, which are programs that automatically execute some arbitrary logic upon receiving an input. Smart contracts replace the role of an intermediary in the decentralized finance ecosystem and allow individuals to transact with one another in a trustless manner. Participants no longer need to place their trust and property with a third-party, such as a bank, to facilitate transactions; they simply need to trust that the smart contract will successfully complete the task it was designed to perform. While Bitcoin is a distributed ledger, Ethereum is a distributed supercomputer.

Following Ethereum’s launch and subsequent success, a number of competing blockchains emerged with their own virtual machines, armed with the goal of solving problems facing the Ethereum network, namely scalability and high transaction costs. The primary difference between Ethereum and the majority of these competing chains was the consensus mechanism used to secure the network and record transactions on the blockchain. Ethereum relied on Proof- of-Work, similar to Bitcoin, which required significant energy consumption to solve a complex computational problem and suffered from scalability issues. A new consensus mechanism emerged in Proof-of-Stake, which was considerably less energy intensive and allowed for higher transactional throughput. In the Proof-of-Stake model, validators replace the role of miners, who are then selected at random to verify transactions and record blocks and must post assets as collateral as a commitment to good behaviour. If a validator were to act maliciously in some manner, the network can slash up to 100% of that validator’s bond, thereby incentivizing validators to act in good faith and accurately record transactions. Validators, like miners, are rewarded for their work with freshly minted tokens. In recent years, these competing chains were able to prove that Proof-of-Stake was an effective consensus mechanism and is why Ethereum made the decision to transition to Proof-of-Stake with Ethereum 2.0, which will be slowly phased in throughout 2021 and into 2022. Even with a number of competing chains emerging and attracting strong developer communities to build various distributed applications, a strong majority of development activity and liquidity continues to accumulate on the Ethereum network. For this reason, the Company expects Ethereum to emerge as the blockchain of choice for decentralized finance; however, with strong development occurring in the field of blockchain interoperability and various layer 2 scaling solutions, the Company remains open to exploring future integrations with additional blockchains and side-chains.

Overview of Decentralized Finance Applications

Decentralized finance protocols provide individuals with the ability to participate in financial markets in a more efficient manner than was previously possible. This efficient participation is enabled by smart contracts that replace intermediaries, and an underlying infrastructure that is inherently less expensive to operate and more scalable. While decentralized finance is still in the early stages of development, several applications exist and are functional at this stage, including peer-to-peer asset exchanges, decentralized lending and borrowing markets, and synthetic asset markets. With a wide range of applications constituting the ever-growing decentralized finance ecosystem, the need for aggregation services is necessary to promote large scale adoption of the technology. At their core, decentralized finance aggregators are highly focused on simplifying the user experience and providing users with a dedicated platform to access a variety of decentralized finance protocols. There have been numerous approaches to building decentralized finance aggregation platforms, with some taking a non-custodial approach and providing users with the ability to interact with the core contracts on various protocols, while others take a custodial approach and take on a role more similar to that of a traditional financial services company. At this stage of the industry life cycle, it is difficult to determine which of these strategies will be dominant, if a combination of the two strategies will emerge as the winner, or if a new model entirely will become the industry standard. For that reason, WonderFi is designing its non- custodial aggregator platform to be flexible in order to adapt to expected innovations and customer preferences that will change competitive dynamics in the years to come.

General Industry Trends

Crypto assets have been moving to the forefront of mainstream financial markets as adoption has soared among both retail and institutional investors over the past year. In 2021, the total market capitalization of crypto assets surpassed $2 trillion dollars, while the total value locked on decentralized finance protocols has soared from approximately $1 billion in May of 2020, to over $60 billion in May of 2021. This had a profound impact on the broader market’s perception of the crypto assets industry, and it is the belief of WonderFi’s management team that this represents a macro trend that will lead to the disruption and gradual replacement of traditional financial infrastructure. DeFi has strategically positioned their product and service offerings to capture value in this growing industry by becoming an industry leader in providing infrastructure, technology, and access to a mainstream audience.

With changes that occurred as a result of the COVID-19 pandemic, specifically expansionary monetary policy and shift to work from home, the case for a digitally native financial system that is resistant to centralized manipulation has become stronger. This system could provide reduced exposure to centralized currency regimes and contribute to a reduction in global wealth inequality by allowing individuals to participate in digital economies outside of their geographical purview. This could benefit developing countries by creating an effective market for individuals to sell their skills, as well as developed countries by providing them with access to a larger talent pool.

RISK FACTORS

Prior to making an investment decision, investors should consider the investment risks set out below and those described elsewhere in this document, which are in addition to the usual risks associated with an investment in a business at an early stage of development. The directors of WonderFi consider the risks set out below to be the most significant to potential investors in WonderFi, but do not encompass all of the risks associated with an investment in securities of WonderFi. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the directors are currently unaware or which they consider not to be material in relation to WonderFi’s business, actually occur, WonderFi’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected.

An investment in WonderFi is speculative and involves a high degree of risk due to the nature of WonderFi’s business. The Risk Factors noted below do not necessarily comprise all risks currently faced by WonderFi. Additional risks and uncertainties not presently known to WonderFi or that WonderFi currently considers immaterial may also impair the business, operations and future prospects. If any of the known or unknown risks and uncertainties occur, WonderFi’s future business may be harmed and WonderFi’s financial condition and results of operations may suffer significantly.

Risks Related to Crypto Assets

Generating yields through WonderFi’s crypto assets is reliant on numerous blockchain technology service providers and various decentralized protocols which expose the Company to potential loss, security breaches, and future ability to generate revenue

As part of WonderFi’s business strategy, WonderFi invests funds not used in the deployment of its other business lines in crypto assets. These crypto assets may be employed through various decentralized finance protocols to generate yields. Yield generated from WonderFi’s crypto assets will be reliant on services offered by third-party blockchain technology service providers. WonderFi’s service providers will provide WonderFi with access to custodial solutions, infrastructure that allows WonderFi to stake crypto assets and participate as a validator on the Ethereum network, as well as the ability to utilize various assets held in custody across different decentralized finance protocols. WonderFi’s custody providers will ensure the safety of owned crypto assets through the use of industry leading security technologies as well as comprehensive insurance policies. WonderFi’s intended staking infrastructure providers will provide WonderFi with access to the technology needed to participate as a validator on the Ethereum network, which may provide WonderFi with a stable stream of income, net of fees. Finally, WonderFi’s decentralized finance integration service providers will provide WonderFi with the necessary technology and partnerships to utilize assets held in custody across various decentralized finance protocols. In the event of a material business disruption or security breach with any of WonderFi’s service providers, WonderFi would need to find suitable replacements in a timely manner or face various risks, such as lost income or the permanent loss of crypto assets. While there are a number of reputable service providers across all three categories in the market, there is no guarantee that WonderFi will be able to find a replacement on commercial terms that would be agreeable. Failure to replace or find a suitable substitute provider for any of these services could result in a significant impact on the yields generated from WonderFi’s crypto assets.

The use of protocols comes with various risks, such as the potential for a malicious third-party to exploit a vulnerability in the codebase of a given smart contract and steal company assets, or the outright failure of a given protocol, which would result in the loss of WonderFi crypto assets. Each protocol utilized by WonderFi undergoes a stringent vetting process by management to minimize the potential for any protocol failures or vulnerabilities but given the early stage of development for many of these protocols, this risk cannot be eliminated. If a protocol were to fail and crypto assets were lost, this could result in a reduction WonderFi’s treasury or ability to generate revenue to fund other aspects of WonderFi’s business.

The crypto assets WonderFi will use to generate yield are highly volatile and subject to momentum risk

Momentum pricing is a phenomenon that is generally observed in the stock market, particularly in speculative growth stocks, where an asset’s valuation is highly dependent on future growth prospects. This makes the asset’s pricing highly sensitive to news or short-term investor sentiment, which can positively, or negatively, influence the direction of price movement for an extended period of time. Momentum pricing has been observed with crypto assets, as speculators have attempted to build future growth prospects into asset prices, which has resulted in high levels of volatility. Based on investor confidence on any given day, week, or month, WonderFi’s crypto assets subject to momentum pricing risk.

The participation and investment in digital asset technology, blockchain and crypto assets are speculative activities as these are relatively new sectors involving a high degree of financial risk. The price and value of blockchain technologies and crypto assets have historically been subject to dramatic fluctuations and are highly volatile, which may materially and adversely affect WonderFi. WonderFi’s business plan depends upon the growth and adoption of blockchain and decentralized finance generally. If industry participants determine that certain protocols that WonderFi integrates with are not effective, due to security risks or other shortcomings, or if another technology emerges which is superior to the protocols WonderFi integrates with, then it is highly likely that the value of WonderFi’s assets will fall and could become worthless.

WonderFi may suffer losses from staking and any other related operations conducted using treasury assets

A network’s slashing penalty can range anywhere from 0.1% of staked assets for a minor offence, to 100% of staked assets in the event of a gross act of misconduct that threatens the security of the network. If WonderFi leverages third- party infrastructure and services to participate in the validation process, there is a reasonable degree of risk that the chosen third parties will be subjected to slashing penalties, which will result in the unrecoverable loss of WonderFi’s staked assets. Additionally, the act of delegation or liquidity provision across various decentralized finance protocols using third-party integration services is subject to the risk of loss through infrastructural vulnerabilities of the underlying layer 1 platform, whether through normal or erroneous function, layer 2 primary and secondary smart contract vulnerabilities, or the actions of a malicious third-party. The loss of funds through any of the aforementioned mechanisms could result in a reduction in the value of WonderFi’s crypto assets.

Smart contract risk

Certain protocols that WonderFi will integrate with are based upon the development and deployment of smart contracts, which are self-executing contracts with the terms of the agreement written into software code. Like all software code, smart contracts are exposed to risk that the code contains a bug or other security vulnerability, which can lead to loss of assets that are held on or transacted through the contract. WonderFi currently relies on the Ledger Nano X multisignature wallet for its self-custody solution, which, may contain a bug or other vulnerability that may lead to the loss of crypto assets held in the wallet. Most protocols that WonderFi intends to integrate with have a culture of developer community audits for widely used smart contracts, with the results of such audits published on public forums.

Crypto asset transactions are irreversible and may result in significant losses

Crypto asset transactions are irreversible, and any assets that are stolen or incorrectly transferred between parties may be irretrievable. Once a transaction has been validated by nodes on the network and recorded on the blockchain, there is no reasonable method by which to retrieve those assets without the direct cooperation of the entity receiving the asset. In the event of theft, there will be no recourse available to restore ownership of stolen assets. An incorrectly placed crypto asset transaction cannot be reversed, which will result in the permanent loss of crypto assets.

Risks Related to WonderFi’s Business

The Company has a limited operating history and there is no assurance that the Company will be successful in achieving a return on shareholders’ investment

WonderFi is an early stage technology company with limited operating history. In addition to facing competitive risks, it also faces all the risks inherent in developing a business, including access to capital, ability to attract and retain qualified employees, ability to attract and retain customers and the ability to put in place appropriate operating and control procedures and routines.

Entry into crypto asset development business

The crypto asset business is highly competitive, and is populated with many companies, large and small, with the capital and expertise to evaluate, purchase and exploit new and innovative opportunities. Even with capital and experience, industry risks are significant. Regulatory compliance is an increasingly complex and costly obstacle to many new projects, and even if compliance is obtained, it may be sufficiently restrictive to stifle innovation of start- up opportunities with distributed ledger technology. WonderFi may not be able to finance its potential growth as demand on human resources increases. There is no assurance that its entry into this business activity will be successful.

WonderFi’s operating results will experience significant fluctuations due to the highly volatile nature of crypto assets

WonderFi’s revenue is derived entirely from activities related to the crypto asset economy. Due to the highly volatile nature of this economy and the prices of its constituent assets, WonderFi’s operating results are likely to experience significant fluctuations on a quarterly and annual basis in concordance with broader market movements. WonderFi’s operating results are expected to fluctuate significantly as a result of a variety of factors, of which many are outside of WonderFi’s control and unpredictable, including:

•	WonderFi’s ability to attract, retain, and consistently grow its user base;

•	changes in the regulatory environment, or actions taken by regulators against WonderFi or its service providers;

•	investments WonderFi makes with WonderFi’s treasury;

•	WonderFi’s ability to effectively compete against its competitors;

•	pricing for WonderFi’s products and services;

•	macroeconomic conditions;

•	the introduction or development of new technologies, products, or services by WonderFi or its competitors;

•	security or privacy breaches;

•	WonderFi’s ability to attract and retain talent;

•	regulatory changes that materially affect WonderFi’s ability to offer products or services to customers; and

•	system failures or outages regarding both WonderFi’s platform and third-party networks.

Due to these factors, it will be difficult for WonderFi’s management to accurately forecast growth trends, particularly in the short to medium term, and makes future prospects difficult to evaluate. Due to the speed of innovation and rapid evolution of the decentralized finance industry, period-to-period comparisons of WonderFi’s operating results may not be meaningful or indicative of future results. This volatility may lead to WonderFi’s operating results in one or more future quarterly reports to fall below the expectations of market analysts and investors. The combination of these factors may result in the trading price of WonderFi’s common stock increasing or decreasing by a significant margin.

Failure to innovate

WonderFi’s success will depend upon its ability to design, develop, test, market, license and support new software products and enhancements of current products on a timely basis in response to both competitive threats and marketplace demands. In addition, software products and enhancements must remain compatible with the other software products and systems used by its customers. Often, WonderFi will need to integrate software licensed or acquired from third parties with its proprietary software to create or improve its products. If WonderFi is unable to successfully integrate third-party software to develop new software products and enhancements to existing products, or to complete products currently under development, its operating results may materially suffer. In addition, if the integrated or new products or enhancements do not achieve acceptance by the marketplace, WonderFi’s operating results may materially suffer. Also, if new industry standards emerge that WonderFi does not anticipate or adapt to, its software products could be rendered obsolete and, as a result, its business and operating results, as well as its ability to compete in the marketplace, may be materially harmed. The technology sector, and particularly the crypto asset space, is evolving at an extremely rapid pace. Currently, DeFi works diligently to stay current; however, there is a risk that WonderFi will not keep pace with industry developments going forward.

Competition

WonderFi is engaged in an industry that is highly competitive, and because its industry is evolving and characterized by rapid technological change, it is difficult for WonderFi to predict whether, when and by whom new competing technologies may be introduced or when new competitors may enter the market. WonderFi will face increased competition from companies with strong positions in certain markets. WonderFi intends to serve and in new markets and regions it may enter. Many of WonderFi’s competitors have significantly greater financial and other resources than WonderFi currently possesses and may spend significant amounts of resources to gain market share. WonderFi cannot assure investors that it will be able to compete effectively against current and future competitors. In addition, increased competition or other competitive pressures may result in price reductions, reduced margins or loss of market share, any of which could have a material adverse effect on WonderFi’s business, financial condition or results of operations. Competitors may be able to respond to new or emerging technologies and changes in customer requirements more effectively than WonderFi may be able to, or devote greater resources to the development, promotion and sale of products than WonderFi may be able to. Current and potential competitors may establish cooperative relationships among themselves or with third parties, including through mergers or acquisitions, to increase the ability of their products to address the needs of WonderFi’s prospective customers. If these competitors were to acquire significantly increased market share, it could have a material adverse effect on WonderFi’s business, financial condition or results of operations. WonderFi’s competitors may also establish or strengthen co-operative relationships with systems integrators, third-party consulting firms or other parties with whom WonderFi will have relationships, thereby limiting its ability to promote its products. If WonderFi is not able to differentiate its business from that of its competitors, drive value for customers or effectively align its financial and operational resources with its goals and objectives, WonderFi may not be able to compete effectively against its competitors. If WonderFi fails to compete effectively against its competitors, its business and profitability may be adversely affected.

Failure to protect its intellectual property

Failure to protect WonderFi’s intellectual property could harm its ability to compete effectively. WonderFi is highly dependent on its ability to protect its proprietary technology. WonderFi relies on a combination of copyright, trademark and trade secret laws, as well as non-disclosure agreements and other contractual provisions to establish and maintain its proprietary rights, and to protect its rights vigorously. However, there can be no assurance that these measures will, in all cases, be successful. Enforcement of WonderFi’s intellectual property rights may be difficult, particularly in some nations outside of North America in which WonderFi may seek to market its products. While U.S. and Canadian copyright laws, international conventions and international treaties may provide meaningful protection against unauthorized duplication of software, the laws of some foreign jurisdictions may not protect proprietary rights to the same extent as the laws of Canada or of the United States. The absence of internationally harmonized intellectual property laws makes it more difficult to ensure consistent protection of WonderFi’s proprietary rights. Software piracy has been, and is expected to be, a persistent problem for the software industry, and piracy of WonderFi’s products represents a loss of revenue to WonderFi. Despite the precautions WonderFi may take, unauthorized third parties, including its competitors, may be able to: (i) copy certain portions of its products; or (ii) reverse engineer or obtain and use information that WonderFi regards as proprietary. Also, WonderFi’s competitors could independently develop technologies that are perceived to be substantially equivalent or superior to WonderFi’s technologies. WonderFi’s competitive position may be materially adversely affected by its possible inability to effectively protect its intellectual property.

Reliance on third-party software

WonderFi currently does not rely on software products that it licenses from third-parties. Should WonderFi in the future rely upon third-party software licenses that may not continue to be available to WonderFi, and the related software may not continue to be appropriately supported, maintained, or enhanced by the licensors, the loss by WonderFi of the license to use, or the inability by licensors to support, maintain, and enhance any of such software, could result in increased costs or in delays or reductions in product and service offerings until equivalent software is developed or licensed and integrated with internally developed software. Such increased costs or delays or reductions in product or service offerings could materially adversely affect its business. The loss of WonderFi’s rights to use software licensed to it by third parties could increase its operating expenses by forcing WonderFi to seek alternative technology and may materially adversely affect its ability to compete. WonderFi could also be forced to do one or more of the following: (i) stop selling, incorporating or using its products that use the challenged intellectual property; (ii) obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; (iii) redesign those products that use allegedly infringing technology which may be costly or time-consuming; or (iv) refund license fees and other amounts received, and make payments of additional amounts in damages or settlement payments, for allegedly infringing technology or products. In addition, WonderFi’s web-based software applications depend on the stability, functionality and scalability of the underlying infrastructure software, including application servers, databases, external software libraries and operating systems produced by third-party vendors. If weaknesses in such infrastructure software exist, WonderFi may not be able to correct or compensate for such weaknesses. If WonderFi is unable to address weaknesses resulting from problems in the infrastructure software such that its products do not meet customer needs or expectations, its reputation, and consequently, its business may be significantly harmed.

Use of open source software

WonderFi’s software makes use of and incorporates open source software components. These components are developed by third parties over whom WonderFi has no control. There are no assurances that those components do not infringe upon the intellectual property rights of others. WonderFi could be exposed to infringement claims and liability in connection with the use of those open source software components, and WonderFi may be forced to replace those components with internally developed software or software obtained from another supplier, which may increase its expenses. The developers of open source software are usually under no obligation to maintain or update that software, and WonderFi may be forced to maintain or update such software itself or replace such software with internally developed software or software obtained from another supplier, which may increase its expenses. Making such replacements could also delay enhancements to its products and service offerings. Certain open source software licenses provide that the licensed software may be freely used, modified and distributed to others provided that any modifications made to such software, including the source code to such modifications, are also made available under the same terms and conditions. As a result, any modifications WonderFi makes to such software will be available to all downstream users of the software, including its competitors. In addition, certain open source licenses provide that if WonderFi wishes to combine the licensed software, in whole or in part, with its proprietary software, and distribute copies of the resulting combined work, WonderFi may only do so if such copies are distributed under the same terms and conditions as the open source software component of the work was licensed to WonderFi, including the requirement to make the source code to the entire work available to recipients of such copies. The types of combinations of open source software and proprietary code that are covered by the requirement to release the source code to the entire combined work are uncertain and much debated by users of open source software. An incorrect determination as to whether a combination is governed by such provisions will result in non-compliance with the terms of the open source license. Such non-compliance could result in the termination of WonderFi’s license to use, modify and distribute copies of the affected open source software and WonderFi may be forced to replace such open source software with internally developed software or software obtained from another supplier, which may increase its expenses. In addition to terminating the affected open source license, the licensor of such open source software may seek to have a court order that the proprietary software that was combined with the open source software be made available to others, including its competitors, under the terms and conditions of the applicable open source license.

Effectiveness and efficiency of advertising and promotional expenditures, brand maintenance and promotion

WonderFi’s future growth and profitability will depend on the effectiveness and efficiency of advertising and promotional expenditures, including WonderFi’s ability to (i) create awareness of WonderFi’s technology and services, (ii) determine the appropriate creative message and media mix for future advertising expenditures, and (iii) effectively manage advertising and promotional costs in order to maintain acceptable operating margins. There can be no assurance that advertising and promotional expenditures will result in revenues in the future or will generate awareness of WonderFi’s technologies or services. In addition, no assurance can be given that WonderFi will be able to manage its advertising and promotional expenditures on a cost-effective basis.

WonderFi believes that maintaining and promoting its brands is critical to expanding its customer base. Maintaining and promoting existing brands depend largely on WonderFi’s ability to provide useful, reliable and innovative services, which WonderFi may not do successfully. WonderFi may introduce new features, products, services or terms of service that customers do not like, which may negatively affect WonderFi’s brands and reputation. Maintaining and enhancing WonderFi’s brands may require WonderFi to make substantial investments, and these investments may not achieve the desired goals. If WonderFi fails to successfully promote and maintain its brands or if WonderFi incurs excessive expenses in this effort, WonderFi’s business and operating results could be adversely affected.

Failure to attract and retain customers and users to WonderFi apps and products may impact the Company’s revenue

WonderFi’s operational success depends on WonderFi’s ability to continually sign up new customers and users to WonderFi’s apps and products and growing active customer and user bases. No assurance can be given that WonderFi will be able to procure a sufficient number of customers and/or users to reach profitability.

WonderFi may fail to realize anticipated benefits of the acquisition of acquired businesses

Achieving the benefits of the acquisition of acquired businesses, such as through its acquisition of DeFi’s business, depends in part on successfully integrating such businesses in a timely and efficient manner. This integration requires the dedication of substantial management effort, time and resources, which may divert management's focus and resources from other strategic opportunities. The integration process may result in the loss of key employees and service providers and the disruption of ongoing business and employee relationships that may adversely affect the Company's ability to achieve the anticipated benefits of the acquisition.

Furthermore, these acquisitions and other arrangements, even if successfully integrated, may fail to further the Company’s business strategy as anticipated, expose the Company to increased competition or other challenges with respect to the Company's products/compounds or geographic markets, and expose the Company to additional liabilities associated with an acquired business, technology or other asset or arrangement.

There may be potential undisclosed liabilities associated with the acquisition of acquired businesses

In connection with the acquisition of DeFi and businesses in the future, there may be liabilities that the Company failed to discover or were unable to quantify in its due diligence which was conducted prior to the acquisition of DeFi and we may not be indemnified for some or all of these liabilities.

Key personnel risk

The success of WonderFi’s operations and future growth depend, to a large degree, on the continued efforts of WonderFi’s directors and officers to develop the business and manage operations and on the ability to attract and retain key technical, sales and marketing staff, support staff or consultants. The loss of any key person or the inability to find and retain new key persons could have a material adverse effect on the business. Competition for qualified technical, sales and marketing staff, support staff as well as officers and directors can be intense, and no assurance can be provided that WonderFi will be able to attract or retain key personnel in the future. WonderFi’s inability to retain and attract the necessary personnel could adversely affect WonderFi’s business and operations. WonderFi does not have any key man insurance policies with respect to any of WonderFi’s directors, officers or key employees and has no current plans to do so.

Uninsured or uninsurable risks

Although WonderFi currently maintains insurance to protect against certain risks in such amounts as WonderFi considers to be reasonable, WonderFi’s insurance will not cover all the potential risks associated with its operations and insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. It is not always possible to obtain insurance against all risks and WonderFi may become subject to liability for risks that are uninsurable or against which WonderFi may opt out of insuring due to the high cost of insurance premiums or other factors. The payment of any such liabilities would reduce the funds available for usual business activities. Payment of liabilities for which WonderFi may not carry insurance may have a material adverse effect on WonderFi’s financial position and operations.

Reliance on development and maintenance of the internet infrastructure

The success of WonderFi’s services will depend largely on the development and maintenance of the Internet infrastructure. This includes the maintenance of a reliable network backbone with the necessary speed, data capacity and security, as well as timely development of complementary products, for providing reliable Internet access and services. The Internet has experienced, and is likely to continue to experience, significant growth in the numbers of users and amount of traffic. The Internet infrastructure may be unable to support such demands. In addition, increasing numbers of users, increasing bandwidth requirements, or problems caused by “viruses”, “worms”, and similar programs may harm the performance of the Internet. The backbone computers of the Internet have been the targets of such programs. The Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and it could face outages and delays in the future. These outages and delays could reduce the level of Internet usage generally as well as the level of usage of company services and reduce WonderFi’s revenues.

Risks related to potential interruption or failure of WonderFi’s information technology and communications systems

WonderFi’s ability to provide products and services will depend on the continuing operation of its information technology and communications systems. Any damage to or failure of WonderFi’s systems could interrupt WonderFi’s service. Service interruptions could lead to a reduction in revenues and profits, and damage WonderFi’s brand if WonderFi’s systems are perceived to be unreliable. WonderFi’s systems are vulnerable to damage or interruption as a result of terrorist attacks, war, earthquakes, floods, fires, power loss, telecommunications failures, computer viruses, interruptions in access to WonderFi’s platforms through the use of “denial of service” or similar attacks, hacking or other attempts to harm its systems and similar events. Some of WonderFi’s systems are not fully redundant, and WonderFi’s disaster recovery planning will not account for all possible scenarios. The occurrence of a natural disaster or a closure of an Internet data centre by a third-party provider without adequate notice could result in lengthy service interruptions. Interruption or failure of WonderFi’s information technology and communications systems could impair WonderFi’s ability to effectively provide products and services, which could damage WonderFi’s reputation and harm operating results.

Crypto assets in the custody of Coinbase Custody

Some of WonderFi’s crypto assets are held in Coinbase Custody, a SOC 1 Type II audit report pertaining to internal controls over financial reporting (“SOC 1 Report”) and SOC 2 Type II audit report pertaining to controls related to operations and compliance (“SOC 2 Report”) certified crypto asset custodian. If Coinbase Custody were to be the subject of a malicious attack, or otherwise cease its operations, WonderFi would be at risk of losing the majority of its crypto assets. There is no assurance that Coinbase Custody will not be subject to any such attack and there is no guarantee that Coinbase Custody will not cease its operations.

Self-custody risk

Crypto assets are exposed to unique risks of loss or theft, relative to traditional assets. If the credentials (or private keys) to a digital wallet or asset are lost, stolen or destroyed, the crypto assets are not recoverable and would be lost by WonderFi. WonderFi’s crypto assets that cannot be held by Coinbase Custody will be held directly by WonderFi in accordance with security processes and procedures that utilize multi-signature Cold Storage devices and secure safety deposit boxes. This minimizes any risks associated with ‘hot wallets’ that store crypto assets online, thereby reducing the exposure to risk of loss through cyber hacks or thefts.

Risks related to potential undetected errors in WonderFi’s software

WonderFi’s applications and products could contain undetected errors or “bugs”, vulnerabilities or defects that could adversely affect their performance. WonderFi regularly updates and enhances WonderFi’s apps and other online systems, introducing new versions of software apps and products. The occurrence of errors in any of these may cause WonderFi to lose market share, damage WonderFi’s reputation and brand name, and reduce revenues.

Litigation risk

All industries are subject to legal claims, with and without merit. WonderFi may be, from time to time, involved in various claims, legal proceedings and complaints or dispute resolution arising in the ordinary course of business. Defence and settlement costs can be substantial, even for claims that are without merit. Due to the inherent uncertainty of the litigation process, the litigation or dispute resolution process could take away from management time and effort and the resolution of any particular legal proceeding to which WonderFi may become subject could have a material adverse effect on WonderFi’s business, results of operations and financial position.

Lack of operating history

WonderFi has a limited operating history and is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues. The failure by WonderFi to meet any of these conditions could have a materially adverse effect on WonderFi and may force it to reduce, curtail, or discontinue operations. There is no assurance that WonderFi will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of the early stage of operations. WonderFi may not successfully address all of the risks and uncertainties or successfully implement its existing and new products and services. If WonderFi fails to do so, it could materially harm its business and impair the value of its common stock, resulting in a loss to shareholders. Even if WonderFi accomplishes these objectives, WonderFi may not generate the anticipated positive cash flows or profits. No assurance can be given that WonderFi can or will ever be successful in its operations and operate profitably.

In certain circumstances, the Company's reputation could be damaged

Damage to the Company's reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. The increased usage of social media and other web- based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views regarding the Company and its activities, whether true or not. Although the Company believes that it operates in a manner that is respectful to all stakeholders and that it takes care in protecting its image and reputation, the Company does not ultimately have direct control over how it is perceived by others. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Company's overall ability to advance its projects, thereby having a material adverse impact on financial performance, financial condition, cash flows and growth prospects.

WonderFi’s overarching strategy to bring high-quality, easy to access, and compliant decentralized finance related services may not lead to the maximization of short-term or medium-term financial results

WonderFi has made decisions which WonderFi believes will produce the best results for WonderFi customers as well as WonderFi’s business with regards to long term outcomes, even when those decisions may not maximize short or medium-term results. These include significant expenditures regarding technical, legal, and managerial efforts in order to ensure that WonderFi products meet rigorous regulatory and security standards. WonderFi is focused on building long-term relationships and driving engagement with WonderFi customers by investing in and developing industry- leading products and services. These decisions may not align with the short or medium-term expectations of WonderFi’s shareholders and may not produce the long-term results that WonderFi expects, which could have an adverse effect on WonderFi’s business, operating results, and financial condition.

General market adoption to crypto assets has been relatively limited to date and further adoption is uncertain, which may result in adverse effects to WonderFi’s business, operating results, and financial condition

Crypto assets represent a small minority of the total market value of assets in the global economy. While the total market capitalization of the crypto markets surpassed $2T in 2021, a significant portion of this growth was driven by speculative investors. 2020 saw the growing acceptance of crypto assets as a means of payment across various commercial vendors and the integration of crypto assets into more traditional payment rails. While this is a significant step forwards for the industry, retail adoption remains limited and it is unclear how rapidly adoption will rise, or if it will rise at all. While speculative behaviours are driving the price of crypto assets, volatility will remain a concern and may act as a limiting factor to allowing for wide scale adoption, which will result in high levels of volatility in the value of the crypto assets owned by WonderFi while potentially limiting WonderFi’s ability to grow revenues from WonderFi’s aggregation platform.

If miners or validators on any of the blockchain networks WonderFi supports demand high transaction fees, WonderFi’s operating results may be adversely affected

WonderFi’s platform connects users to decentralized finance protocols that require transactions to be submitted to the underlying blockchain on which the decentralized finance protocol operates. Miners and validators charge users who submit transactions a fee for the service they provide. Primarily, WonderFi leverages the Ethereum network, which has historically experienced periods of extreme network congestion that caused transaction fees to rise to prohibitive levels. Given these fees are determined by variables outside of WonderFi’s control, there can be no assurance that WonderFi will be able to devise a reasonable solution to solve this problem. In the event that transaction fees rise and remain at prohibitive levels for an extended period of time, WonderFi may experience a significant reduction in transactions being facilitated on the WonderFi platform, which may adversely impact WonderFi’s business, operating results, and financial condition.

WonderFi expects operating expenses to rise sharply as WonderFi continues to grow, which may impact WonderFi’s ability to achieve or sustain profitability for a significant period of time

WonderFi anticipates that operating expenses will experience substantial increases as it expands marketing and sales efforts, hires new talent, develops new products and services, and expands its international reach. Additionally, WonderFi anticipates legal, accounting, and insurance related expenses to rise as a result of being a publicly traded company, which may prove to be more costly than anticipated. WonderFi may not be able to successfully increase revenues in proportion to offset the increase in operating expenses. If growth slows, or revenues experience material declines due to increased competition, reduced demand for WonderFi’s products or services, or a decrease in the growth of decentralized finance, WonderFi may not be able to achieve profitability. WonderFi cannot provide estimates with any degree of certainty on future profitability or cash flow generation on a quarterly or annual basis for WonderFi. If WonderFi is not able to effectively manage these operational, financial, and competitive risks, WonderFi’s business, operating results, and financial condition may be adversely affected.

Conflict of interest of management

Certain of WonderFi’s directors and officers are, and may continue to be, involved in other business ventures in the technology industry, or other industries, through their direct and indirect participation in corporations, partnerships, joint ventures, etc. Consequently, there exists the possibility for such directors and officers to be in a position of conflict. Situations may arise in connection with potential acquisitions or opportunities where the other interests of these directors and officers diverge from WonderFi’s interests. WonderFi expects that any decision made by any of such directors and officers relating to WonderFi will be made in accordance with their duties and obligations to deal fairly and in good faith with WonderFi and its shareholders, but there can be no assurance in this regard. In accordance with the BCBCA, directors who have a material interest in any person who is a party to a material contract or proposed material contract are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In conflict of interest situations, directors and officers may owe the same duty to another company and will need to balance their competing interests with their duties to WonderFi. Circumstances (including with respect to future corporate opportunities) may arise that may be resolved in a manner that is unfavourable to WonderFi.

General Industry Risks

The future development and growth of decentralized finance is subject to a variety of factors that are difficult to predict and evaluate. If decentralized finance does not grow as WonderFi expects, WonderFi’s business, operating results, and financial position could be adversely affected

The concept and infrastructure behind decentralized finance was only introduced in 2008 with the emergence of Bitcoin, which formed the foundation for future technologies; the industry remains in the early stages of development. Following the successful propagation of Bitcoin, new blockchains have been developed to serve a varying set of needs in the new crypto asset economy. For example, the Ethereum network was designed to act as a distributed supercomputer with the ability to create smart contracts and distributed applications, while the Sia network was designed to act as a distributed cloud storage solution and internet protocol. Many other new blockchain-based networks have emerged offering new capabilities and have only recently been established. Additionally, a large number of distributed financial applications have been built on top of existing, and newly created, blockchains which only began attracting meaningful investor attention and capital in 2020. The continued growth and application of blockchain technology, distributed applications, and crypto assets represents a paradigm shift in the broader financial and technological landscape that is subject to a number of factors that are difficult to evaluate, including:

•	many blockchain networks are undergoing software upgrades or other significant changes, which has the potential to introduce vulnerabilities, security risks, or produce other negative effects on a given network;
•	if network rewards and transaction fees for validators or miners on a given network are not sufficient to sustain and attract new validators and miners, a network’s ability to secure transactions and process new transactions rapidly may be adversely affected, which could subsequently impact the crypto assets built or trading on that network;
•	many crypto assets have concentrated ownership that allows a small number of asset owners to have significant influence and control over decisions regarding the network, specifically pertaining to governance, as well as influence over the pricing of the asset;
•	there are many networks actively working to improve certain aspects of the network, such as scalability, decentralization, and security, which if not successfully addressed could affect adoption rates and usage of the network;
•	many decentralized finance protocols have limited operating histories and are undergoing significant developments or changes that affect key aspects of the protocol and subsequent tokens relying on the protocol. If these developments are not successful, this could adversely affect the underlying network and crypto assets operating on the network; and
•	decentralized finance is currently undergoing a migration to Layer 2 solutions, which may prove unsuccessful and result in the loss of investor’s funds, damaging the reputation of decentralized finance and inhibiting continued adoption of the technology.

There have been numerous security-related incidents in the past with various crypto-related firms and applications, which have resulted in the exposure of personal information, loss or theft of assets, and various other negative externalities. If these types of breaches continue to occur in the future to prominent firms, on WonderFi’s platform, or with one of WonderFi’s various service providers, the growth and adoption of decentralized finance and WonderFi’s platform may be adversely affected, which could negatively impact WonderFi’s business, operational results, financial condition, and future prospects for growth.

WonderFi operates in a heavily regulated environment and any material changes or actions could lead to negative adverse effects to the business model, operational results, and financial condition of WonderFi

WonderFi may be subject to an extensive list of laws, regulations, legal interpretations, agreements, and rules that govern WonderFi’s business activities. A considerable amount of these regulations and laws pertaining to WonderFi’s proposed activities were instituted prior to the development of crypto assets or blockchain technology and, as a result, interpretations vary considerably depending on the given organization or government agency involved in policy enforcement. These regulatory regimes are subject to change on a frequent basis and many of the policies set out and enforced in certain jurisdictions conflict with those in another. These frequent changes and regulatory inconsistencies introduce a significant amount of ambiguity in WonderFi’s current and future ability to offer services to customers. In the event that a new regulation or piece of legislation restricts WonderFi from offering products or services, WonderFi may be forced to cease operations in a particular geographic location or cease to operate entirely.

The complexity surrounding DeFi’s business and the rapidly evolving nature of the industry that WonderFi will operate in will require WonderFi to make frequent judgments on how to approach specific laws, rules, and regulations pertaining to business activities and the products and services WonderFi offers to customers. There is a reasonable probability that regulators or governmental bodies will not agree with WonderFi’s conclusions regarding its business model and activities, which may subject WonderFi to financial penalties, place limitations on WonderFi’s products and services, damage WonderFi’s reputation, or place other regulatory restrictions on operations, all of which may adversely affect WonderFi’s business, operational results, and financial condition.

Regulation of blockchain, crypto assets and protocols

The regulatory and legal regimes governing blockchain technologies, crypto assets and decentralized finance protocols across the globe are uncertain and evolving, and new regulations, protocols or policies, including a change of laws, potential bans or restrictions on trading of crypto assets, may materially and adversely affect WonderFi and its ability to generate revenue.

Growth and consolidation in the industry

Acquisitions or other consolidating transactions could have adverse effects on WonderFi. WonderFi could lose strategic relationships if its partners are acquired by, or enter into agreements with, a competitor, causing WonderFi to lose access to distribution, content and other resources. The relationships between WonderFi and its strategic partners may deteriorate and cause an adverse effect on the business. WonderFi could lose customers if competitors or users of competing technology consolidate with the Company’s current or potential customers. Furthermore, the Company’s current competitors could become larger players in the market or new competitors could form from consolidations. Any of the foregoing events could put WonderFi at a competitive disadvantage, which could cause WonderFi to lose customers, revenue, and market share. Consolidation in the industry could also force WonderFi to divert greater resources to meet new or additional competitive threats, which could harm WonderFi’s operating results.

The COVID-19 pandemic may significantly impact financial markets and have an adverse effect on WonderFi’s business, operational results, and financial condition

WonderFi was formed during the COVID-19 pandemic, which saw the majority of workplaces transition to work from home. While WonderFi has been able to structure the business operations and cybersecurity protocols around this problem by becoming a remote-work company, this comes with its own set of challenges. Having a dispersed workforce may limit WonderFi employee’s ability to collaborate in a meaningful and impactful way on a regular basis. WonderFi may not be able to guarantee that the use of a work-from-home model will be an effective method to allow for innovation and productivity among WonderFi’s employees, and to build a strong corporate culture. If WonderFi fails in creating an environment where employees feel motivated it may damage WonderFi’s ability to achieve future success, attract and retain talent, innovate, and effectively execute on WonderFi’s core business strategy. Additionally, while WonderFi will take steps to ensure WonderFi’s employees’ communication devices are secure, there is no guarantee that the technology used at their homes will be as secure as any industrial equipment WonderFi would have available at a centralized office location.

In addition to the impact the pandemic has on WonderFi’s employees, it has also caused significant disruptions in the macroeconomic environment that has impacted the crypto asset economy and led to increased volatility in the pricing of crypto assets. Any continued disruptions due to COVID-19 may impact various aspects of the crypto asset economy by limiting productivity and may also lead to disruptions with regards to service providers in the industry. These problems may lead to increased costs or material disruptions in WonderFi’s business operations, which could adversely affect WonderFi’s business, operational results, and financial condition.

Crypto asset value risk

Crypto assets, such as Bitcoin, have emerged as an alternative form of money, untethered to traditional money and largely unregulated. They are not backed by a central bank, national or international organization, or assets or other credit and the value of crypto assets are determined by the value that market participants place on them through transactions. A loss of confidence in any one or all crypto assets may lead to the collapse of trading activities and/or an abrupt decrease in the value of the crypto assets. The value of crypto assets has been volatile and unpredictable. WonderFi currently holds Bitcoin and plans to hold the Bitcoin and other crypto assets on its balance sheet and in connection with generating revenue. A precipitous drop in the price of any one or all of the crypto assets WonderFi holds will adversely impact WonderFi’s operations.

Changes in applicable law

Changes in applicable laws, regulations or taxation arrangements, including those relating to blockchain technologies and crypto assets, which may occur at any time, may materially and adversely affect WonderFi’s business strategy.

Privacy laws and regulations

WonderFi is subject to regulations related to data privacy, data use and data security in the jurisdictions in which WonderFi will do business. In Canada, WonderFi is subject to the federal Personal Information Protection and Electronic Documents Act (“PIPEDA”), the provincial private sector privacy laws of the provinces of British Columbia, Alberta and Québec (each of which have been declared substantially similar to PIPEDA) and any amendments or successor legislation thereto. PIPEDA describes how private sector organizations must handle personal information, including personal information of WonderFi users. Under PIPEPA, businesses are made accountable for the personal information under their control. Businesses must, among other things, limit the collection of personal information to that which is necessary for their purposes, protect the privacy of any personal information under their control, designate a privacy officer for the company, establish procedures to handle privacy complaints or inquiries, and only use or disclose personal information for reasonable purposes that are appropriate in the circumstances and for the purpose according to which the personal information was collected.

In recent years, there has been heightened legislative and regulatory focus on data security, including requiring consumer notification in the event of a data breach. Regulation of privacy, data use and security may materially increase costs and adversely affect WonderFi’s profitability. WonderFi’s failure to comply with privacy, data use and laws and regulations, and any other regulations to which DeFi is or WonderFi becomes subject, could result in fines, sanctions and damage to WonderFi’s reputation and brand.

Decentralized finance may face significant compliance challenges if governments require adherence to the Financial Action Task Force (FATF) Virtual Asset Service Provider (VASP) Draft Guidelines

Countries home to WonderFi’s target markets are members of Financial Action Task Force (“FATF”). FATF has drafted the FATF Virtual Asset Service Provider Draft Guidelines (the “FATF Guidelines”) and recommends its member states implement the FATF Guidelines in their national financial regulation. Canada and the United States consistently implement FATF recommendations in their national financial regulation. The FATF Guidelines, if implemented by Canada, potentially will cause WonderFi to constitute a “Virtual Asset Service Provider”, or “VASP”. As a VASP, WonderFi would be under stringent anti-money laundering/know your-customer obligations that may not be currently compatible with their proposed business model or the crypto asset industry, generally. The FATF Guidelines are subject to drafting changes that may or may not make Canada more likely to draft the FATF Guidelines into national regulation. This in turn may or may not make WonderFi more likely to fall within the obligations of such regulations under applicable laws in Canada.

Changes to bank fees or practices, or payment card networks

WonderFi is reliant on banks and other payment processors to process transactions and must pay fees for their services. Payment card networks, from time to time, increase their fees for each transaction that accesses their networks, and the cost of these increased fees may be passed on to WonderFi by payment processor(s), who may also increase their fees for payment processing. Any increase in these fees could increase operating costs and reduce WonderFi’s profitability.

Global economic risk

The ongoing economic slowdown and downturn of global capital markets due to the COVID-19 pandemic has generally made the raising of capital by equity or debt financing more difficult. WonderFi is dependent upon the capital markets to raise additional financing in the future while continuing to establish WonderFi’s customer and user bases. Access to financing has been negatively impacted by the ongoing global economic downturn. As such, WonderFi is subject to liquidity risks in meeting development and future operating cost requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact WonderFi’s ability to raise equity or obtain loans and other credit facilities in the future and on terms favourable to WonderFi and WonderFi’s management. If uncertain market conditions persist, the ability to raise capital could be jeopardized and thus have an adverse impact on operations and on the trading price of the Common Shares.

Risks Related to the Public Listing

The requirements that accompany being a publicly traded company may put a strain on WonderFi’s resources, divert the attention of management, and adversely affect its ability to maintain and attract management and qualified board members

As a publicly traded company, WonderFi is required to comply with the reporting requirements of Securities Laws and rules of the NEO Exchange. Compliance with the aforementioned laws and regulations may result in a substantial increase in legal and financial costs, the diversion of management’s attention from crucial operations, and may strain WonderFi’s resources, all of which could adversely affect WonderFi’s business, operational results, and financial condition.

Risks Relating to the Company’s Securities

Market price of Common Shares and volatility

The Company’s Common Shares currently trade on the NEO Exchange. Securities of similar companies have experienced substantial volatility in the past, often based on factors unrelated to the companies’ financial performance or prospects. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. Factors unrelated to performance that may affect the price of the Common Shares include the following: the extent of analytical coverage available to investors concerning business may be limited if investment banks with research capabilities do not follow the Company; lessening in trading volume and general market interest in the Common Shares may affect an investor's ability to trade significant numbers of Common Shares; the size of the Company’s public float may limit the ability of some institutions to invest in Common Shares; and a substantial decline in the price of the Common Shares that persists for a significant period of time could cause the Common Shares to be delisted from such exchange, further reducing market liquidity.

As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may be the target of similar litigation in the future. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The market price of the Common Shares is affected by many other variables which are not directly related to the Company’s success and are, therefore, not within its control. These include other developments that affect the breadth of the public market for the Common Shares, the release or expiration of lock-up, escrow or other transfer restrictions on the Common Shares, and the attractiveness of alternative investments. The effect of these and other factors on the market price of the Common Shares is expected to make the common share price volatile in the future, which may result in losses to investors.

WonderFi may require additional funding to finance operations that could be potentially dilutive to current shareholders or increase default risk.

There is a reasonable probability that WonderFi will require additional capital in the future that may be obtained through an equity offering or through debt financing. There is considerable uncertainty that arises from additional financing, including WonderFi’s ability to raise capital under favourable terms. WonderFi’s inability to raise additional capital in order to finance operations may affect WonderFi’s ability to operate as a going concern and may result in the liquidation of WonderFi’s crypto assets or the termination of operations.

Any capital that is raised by means of equity offerings, either through the issuance of new shares or convertible securities, may be highly dilutive to existing shareholders and will impact the market value of common shares. Any capital raised by means of debt financing may result in restrictive covenants relating to future capital raises, current operating activities, and other future financial decisions, which may place limitations on WonderFi’s ability to raise capital in the future or pursue new business opportunities.

The Company may not pay dividends

The Company intends to retain earnings, if any, to finance the growth and development of our business and do not intend to pay cash dividends on the Common Shares in the foreseeable future. The payment of future cash dividends, if any, will be reviewed periodically by the Board and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.

Transactions engaged in by the Company’s largest shareholders, the directors or officers

As of the date of this AIF, the officers, directors and principal shareholders (greater than 10% shareholders) of the Company collectively control approximately 33.46% of the issued and outstanding Common Shares. Subsequent sales of Common Shares by these shareholders could have the effect of lowering the market price of our Common Shares. The perceived risk associated with the possible sale of a large number of Common Shares by these shareholders, or the adoption of significant short positions by hedge funds or other significant investors, could cause some shareholders to sell their Common Shares, thus causing the market price of the Common Shares to decline. In addition, actual or anticipated downward pressure on the Company’s stock price due to actual or anticipated sales of Common Shares by directors or officers could cause other institutions or individuals to engage in short sales of the Common Shares, which may further cause the market price of Common Shares to decline.

From time to time our directors and executive officers may sell Common Shares on the open market. These sales will be publicly disclosed in filings made with securities regulators. In the future, directors and executive officers may sell a significant number of Common Shares for a variety of reasons unrelated to the performance of the Company’s business. Shareholders may perceive these sales as a reflection on management's view of the business and result in some shareholders selling their Common Shares. These sales could cause the market price of Common Shares to drop.

DIVIDENDS AND DISTRIBUTIONS

WonderFi does not currently intend to declare any dividends payable to the holders of Common Shares. WonderFi has no restrictions on paying dividends, but if WonderFi generates earnings in the foreseeable future, it expects that they will be retained to finance growth. The directors of WonderFi will determine if and when dividends should be declared and paid in the future based upon WonderFi’s financial position at the relevant time. All of Common Shares will be entitled to an equal share in any dividends declared and paid.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

WonderFi is authorized to issue an unlimited number of Common Shares. As of the date hereof, there are a total of 75,317,768 Common Shares issued and outstanding.

Holders of Common Shares are entitled to one vote for each Common Share held at all meetings of the shareholders of the Company, to receive dividends if, as and when declared by the Board, and, upon liquidation, to share equally in such assets of the Company as are distributable to the holders of Common Shares. The Common Shares carry no pre-emptive rights, conversion or exchange rights, redemption, retraction, purchase for cancellation or surrender provisions, sinking or purchase fund provisions, provisions permitting or restricting the issuance of additional securities, or provisions requiring a shareholder to contribute additional capital.

Preferred Shares

WonderFi is authorized to issue an unlimited number of first preferred shares, issuable in series. As of the date hereof, there are no Preferred Shares issued and outstanding.

Warrants

As of the date of this AIF, the Company has 7,649,912 Warrants outstanding.

434,658 of the Warrants outstanding were issued to agents in connection with the Subscription Receipt Financing and are exercisable by the holder thereof to acquire one Common Share at a price of $1.00 on or before August 30, 2023.

7,215,254 Warrants outstanding were issued in connection with the October 2021 Bought Deal (consisting of 6,760,002 Warrants issuable on the exercise of the units and 455,252 Warrants issuable on the exercise of the Broker Warrants) and are exercisable by the holder thereof to acquire one Common Share at a price of $2.55 until October 26, 2024. Each of these Warrants are issued and created pursuant to the Warrant Indenture, and are subject to a warrant acceleration right exercisable by the Company if at any time following the date that is four months and one day following February 27, 2021, the daily volume weighted average trading price of the Common Shares on the NEO Exchange is greater than $4.00 per Common Share for the preceding 5 consecutive trading days, the Company shall have the right to accelerate the expiry date of the Warrants to a date that is at least 30 days following the date of a written notice to the holders thereof (the “Warrant Acceleration Right”). The Common Shares and Warrants are subject to a Canadian four-month statutory hold period.

Broker Warrants

As of the date of this AIF, the Company has 910,503 Brokers Warrants outstanding issued in connection with the October 2021 Bought Deal. The Brokers Warrants were issued on October 26, 2021 pursuant to the October 2021 Bought Deal. Each Broker Warrant entitles the holder thereof, subject to the terms and conditions of the underlying Broker Warrant certificate, to purchase one unit consisting of one Common Share and one-half of one Warrant, at any time and from time to time until 5:00 p.m. on October 26, 2024 on payment of $1.95 per unit. The Warrants underlying the Broker Warrants are exercisable by the holder thereof to acquire one Common Share at a price of $2.55 until October 26, 2024, and subject to the terms of the Warrant Indenture, including the Warrant acceleration Right (See Material Contracts – Warrant Indenture).

Options & Other Share-Based Awards

As of the date of this AIF, there are 2,130,552 Options outstanding on a fully diluted basis. The Options were issued to directors, employees, and consultants pursuant to the Equity Incentive Plan. Each Option is exercisable by the holders thereof for one Common Share and have exercise prices ranging from $0.25 - $2.03 per Common Share.

As of the date of this AIF, there are 1,667,500 RSUs outstanding on a fully diluted basis. The RSUs were issued to directors, employees, and consultants pursuant to the Equity Incentive Plan. Each grant of RSUs contain specific vesting terms and is subject to and governed by the Equity Incentive Plan.

Subject to the approval of the Board, WonderFi may also issue additional Options, DSUs, or other Option Based Awards or Share Based Awards, including RSUs and PSUs, to its directors, officers, employees and consultants following the completion of the Transaction. See “Compensation Securities – Equity Incentive Plan” below.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares currently trades on the NEO Exchange under the symbol “WNDR”, however, during the financial year ended September 30, 2021, the Company traded on the NEX Board of the TSXV under the symbol “AUS-H”. The following table sets forth, for the periods indicated, the reported high and low prices and the aggregate volume of trading of the Common Shares on the TSXV for the financial year ended September 30, 2021.

Month	High Trading Price ($)(1)	Low Trading Price ($)(1)	Monthly Volume (#)(1)
September 2020	-	-	-
October 2020	0.250	0.250	2,000
November 2020	-	-	-
December 2020	0.250	0.250	2,500
January 2021	-	-	-
February 2021	-	-	-
March 2021	-	-	-
April 2021(2)	-	-	-
May 2021	-	-	-
June 2021	-	-	-
July 2021	-	-	-
August 2021(3)(4)	2.11	1.50	1,275,650
September 2021	1.96	1.20	10,110,105

Notes:

(1)	Source: TMX DataLinx up to August 2021 and the Neo Exchange from August 31, 2021 to September 30, 2021.
(2)	On April 15, 2021, the Company’s Common Shares were halted from trading on the TSXV.
(3)	On August 19, 2021, the Company Common Shares were delisted from TSXV at the close of business.
(4)	On August 31, 2021, the Company’s common shares were listed for trading on the NEO Exchange.

Prior Sales

During the financial year ended September 30, 2021, the Company issued the following securities not listed or quoted on a marketplace:

Date	Type of Transaction	Securities	Price Per Common Share ($)	Gross Proceeds ($)
October 29, 2020	Issue of Common Shares(1)	1,100,000 Common Shares	0.12	132,000
August 30, 2021	Grant of RSUs	1,730,000 RSUs(2)	Nil	Nil
August 30, 2021	Issue of Common Shares	59,188,675 Common Shares(3)	Nil	Nil
August 30, 2021	Grant of Options	90,000 Options(4)	1.50	Nil
September 10, 2021	Exercise of Stock Options	4,444 Common Shares	0.25	1,111
September 13, 2021	Grant of Options	60,000 Options(5)	1.53	Nil
September 21, 2021	Exercise of RSUs	17,500 Common Shares	Nil	Nil

Notes:

(1)	On October 29, 2020, the Company issued 1,100,000 units for $0.12 each, with each unit consisting of one Common Share and one Common Share purchase warrant, and each Warrant entitling the holder to acquire an additional Common Share at a price of $0.155. The Warrants granted on October 29, 2020 expired without exercise on October 29, 2021.
(2)	Upon closing of the Transaction, the Company granted an aggregate of 1,730,000 RSU’s to officers of the Company.
(3)	Upon closing of the Transaction, shareholders of DeFi were issued an aggregate of 59,188,675 post-consolidation Common Shares of the Company in exchange for DeFi Shares on a 1 for 1 basis.
(4)	1/36 of these Options vest on a monthly basis starting on the first day of the month following date of issuance
(5)	1/36 of these Options vest on a monthly basis starting on the first day of the month following date of issuance

Subsequent to the financial year ended September 30, 2021, the Company issued the following securities not listed or quoted on a marketplace:

Date	Type of Transaction	Securities	Price Per Common Share ($)	Gross Proceeds ($)
October 1, 2021	Exercise of Stock Options	60,000 Common Shares	1.53	91,800
October 15, 2021	Exercise of RSUs	145,000 Common Shares	Nil	Nil
October 15, 2021	Exercise of Warrants	116,875 Common Shares	1.00	116,875
October 19, 2021	Grant of RSUs	100,000 RSUs	Nil	Nil
October 26, 2021	Grant of Units(1)	13,520,001 Units	1.95	26,364,002
October 26, 2021	Issue of Common Shares	38,462 Common Shares	Nil	Nil
November 5, 2021	Exercise of Warrants	8,724 Common Shares	1.00	8,724

Date	Type of Transaction	Securities	Price Per Common Share ($)	Gross Proceeds ($)
November 12, 2021	Exercise of Options	40,000 Common Shares	0.40	16,000
November 12, 2021	Exercise of Warrants	34,400 Common Shares	1.00	34,400
November 19, 2021	Exercise of Warrants	156,559 Common Shares	1.00	156,559
November 19, 2021	Exercise of Options	61,108 Common Shares	0.40	24,443.20
November 19, 2021	Exercise of Options	20,830 Common Shares	1.00	20,830
November 29, 2021	Exercise of Warrants	4,431 Common Shares	1.00	4,431
December 6, 2021	Exercise of Warrants	4,375 Common Shares	$1.00	4,375
December 6, 2021	Exercise of Options	34,720 Common Shares	0.25	8,680.00

Notes:

(1)	Units granted through the October 2021 Bought Deal. Each unit consists of one Common Share and one-half of one Common Share purchase warrant. Each whole Warrant is exercisable to acquire one common share at an exercise price of $2.55 until October 26, 2024.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

As of the date of this AIF, in connection with the Transaction the following securities of the Company are held in escrow or are subject to a contractual restriction on transfer under (i) the mandate of National Policy 46-201 – Escrow for Initial Public Offerings and (ii) the Pooling Agreement:

Designation of Security	Number of securities to be subject to escrow(1)	Percentage of Class(2)
Common Shares	12,403,845	16.47%
Options	Nil	Nil

Notes:

(1)	Computershare Trust Company of Canada is the escrow agent and depository responsible for the escrow of the securities named in this table
(2)	Common Share percentages based on 75,317,768 issued and outstanding on an undiluted basis as of the date of this AIF. Option percentages are calculated based on 2,130,552 issued and outstanding as of the date of this AIF.

There are 11,250,000 (14.94% on an undiluted basis) Common Shares subject to the escrow mandate under NP 46- 201 are expected to be subject to the following release schedule:

Release Dates	Percentage to be Released
Date of Closing	25%
Date 6 months following Closing	25%
Date 12 months following Closing	25%
Date 18 months following Closing	25%
TOTAL	100%

Voluntary Pooling

1,153,845 (1.53% on an undiluted basis) Common Shares that were issued to holders of DeFi Shares prior to the closing of the Transaction that were acquired under issue prices of $0.13 per share and have not been transferred for a value of $0.25 or greater, and whose shares are not otherwise escrowed, shall be released as follows:

Release Dates	Percentage to be Released
Date of Closing	25%
Date 4 months following Closing	25%
Date 8 months following Closing	25%
Date 12 months following Closing	25%
TOTAL	100%

The voluntary pooling arrangement will be evidenced by the Pooling Agreement and the placement of legends on the share certificates representing Common Shares that are subject to the voluntary pooling arrangement.

Subscription Receipt Financing Lock-Up

As a condition to the closing of the Subscription Receipt Financing, each director and officer of DeFi were required to execute and deliver to the Agents a lock up agreement pursuant to which such party agreed, subject to customary carve outs and exceptions, not to, for a period beginning on the closing of the Subscription Receipt Financing and ending on the date that is 120 days following release from escrow, directly or indirectly, offer, issue, sell, grant, secure, pledge or otherwise transfer, dispose of or monetize, or engage in any hedging transaction, or enter into any form of agreement or arrangement, the consequence of which is to alter the economic exposure to, or announce any intention to do so, in any manner whatsoever, any securities of DeFi, Common Shares, securities convertible into, exchangeable for, or otherwise exercisable to acquire Common Shares, or other equity securities of DeFi or WonderFi, whether now owned directly or indirectly, or under the control or direction of the director or officer unless they first obtain the prior written consent of the Agents, given that such consent may not to be unreasonably withheld.

The restrictions of the lock-up agreements do not apply to (i) any issuance in connection with the Subscription Receipt Financing or the Amalgamation; (ii) any issuance relating to equity compensation grants to directors, officers, employees and consultants of DeFi outstanding at the date the lock-up agreements were entered into and shares issued upon their exercise or settlement pursuant to any incentive plan of DeFi; (iii) issuances upon the exercise of convertible securities, warrants or options outstanding at the date the lock-up agreements were entered into or issued in connection with the Subscription Receipt Financing or the Amalgamation and the exchange, transfer, conversion or exercise rights of existing outstanding securities or existing commitments to issue securities; and (iv) a bona fide take-over bid made to all securityholders of DeFi or WonderFi.

PRINCIPAL SHAREHOLDERS

To the knowledge of the Company's directors and senior officers, as of the date of this AIF, no persons or corporations beneficially own, directly or indirectly, or exercise control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company, other than MMCAP International Inc. SPC (the Master Fund) a Segregated Portfolio Company established in the Cayman Islands, which owns 18.70% of the voting rights attached to all outstanding Common Shares of the Company.

DIRECTORS AND OFFICERS

The following table sets forth the name, province or state and country of residence, the position held with the Company and period(s) during which each director of the Company has served as a director, the principal occupation, and the number and percentage of Common Shares beneficially owned by each director and executive officer of the Company as of the date of this AIF. The statement as to the Common Shares beneficially owned, controlled or directed, directly or indirectly, by the directors and executive officers hereinafter named is in each instance based upon information furnished by the person concerned and is as at the date hereof. All directors of the Company hold office until the next annual meeting of shareholders of the Company or until their successors are elected or appointed.

Name and Residence	Position with the Company and Period(s) Served as a Director	Principal Occupation	Number of Common Shares Owned or Controlled (1)
Ben Samaroo British Columbia, Canada	Chief Executive Officer and Director since August 30, 2021	CEO and Director of WonderFi since August 2021; CEO and Director of DeFi Ventures Inc. from January to August 2021; Director of Atlas One Digital Securities Inc. since January 2020; Principal at Bravo Consulting from December 2018 to December 2020; General Counsel and CCO of First Coin Capital Corp. from September 2017 to November 2018; Corporate Lawyer at Digby Leigh and Company from August 2016 to August 2017; Corporate Finance and Securities Lawyer at Osler, Hoskin & Harcourt LLP from July 2014 to August 2016.	3,710,483(4)(4.93%)
Dean Sutton British Columbia, Canada	Chief Strategy Officer and Director since August 30, 2021	CSO and Director of WonderFi since August 2021; CSO and Director of DeFi Ventures Inc. from January to August 2021; Director of LQwD FinTech Corp. since June 2021; Director of Atlas One Digital Securities Inc. since January 2020; Director and President of LQwD Financial Corp. from January 2020 to June 2021; Director of Northstar Venture Technologies Inc. from 2017-2019; Technology & startup consultant and advisor from January 2016- 2017.	3,700,483(5) (4.91%)
Cong Ly British Columbia, Canada	Chief Technology Officer since August 30, 2021	CTO of WonderFi since August 2021; CTO of DeFi from January to August 2021; Co-Founder and Technical Advisor of Sun Machine Games from 2019 to January 2021; Director of Engineering at First Coin Capital Corp. from October 2017 to November 2018; Senior Manager, Engineering at Hootsuite from 2015 to October 2017.	3,685,483(6) (4.89%)
Steven Krause British Columbia, Canada	Chief Financial Officer since August 30, 2021	CFO of WonderFi since August 2021; Partner of Avisar CPA from 2004 – to Present; Director of
		Kodiak Copper Corp. from November 2018 to present; Chief Financial Officer of Bear Creek Mining Corp. from 2003 – 2018; Director of Luna Gold Corp. from 2009 to 2017.	20,000(7) (0.03%)

Name and Residence	Position with the Company and Period(s) Served as a Director	Principal Occupation	Number of Common Shares Owned or Controlled (1)
Sheona Docksteader British Columbia, Canada	Corporate Secretary since August 30, 2021	Corporate Secretary at WonderFi since August 2021; Partner at Limelight Capital Services Inc. since December 2019; Corporate Secretary at Hey Bryan Media Inc., Operations Manager & Securities Paralegal at Bacchus Law Corporation from September 2017 to September 2019; Executive Assistant & Paralegal, Enforcement Division, British Columbia Securities Commission, Contract Position, August 2016.	500(8) (<1%)
Mark Binns(2)(3) British Columbia, Canada	Independent Director since August 30, 2021	Independent Director of WonderFi since August 2021; CEO of BIGG Digital Assets Inc. since August 8, 2019; CEO and director of Netcoin Holdings Inc. from March 8, 2018 to August 1, 2019; Chief Revenue Officer of Screenscape Networks Inc. 2014 – 2017.	Nil(9)
Stephanie Li(2)(3) Alberta, Canada	Independent Director since August 30, 2021	Independent Director of WonderFi since August 2021; CFO at Cielo Waste Solutions since May 2021; Director of Accounting of Bosa Properties from November 2020 to April 2021; Director of Finance & Controller at Northview Apartment REIT from September 2016 to October 2020.	Nil(10)
Bill Koutsouras(11) Cayman Islands	Independent Director since November 15, 2021	Principal, Kouts Capital since July 31, 2018, Lead Director for Galaxy Digital Holdings Inc.	Nil

Notes:

(1)	Calculated based on 75,317,768 Common Shares issued and outstanding on an undiluted basis following the Closing.
(2)	Member of the Compensation, Nomination and Governance Committee. Mr. Binns is Chair of the Compensation, Nomination and Governance Committee.
(3)	Member of the Audit Committee. Ms. Li is the Chair of the Audit Committee.
(4)	Held by 1238417 BC Ltd., a company controlled by Ben Samaroo. Ben Samaroo also holds 540,000 RSUs of which, 10% of the original grant of Samaroo’s RSUs (i.e., 60,000 RSUs) vest every three months starting on July 15, 2021.
(5)	Held by Millennia Digital Inc., a company controlled by Dean Sutton. Dean Sutton also holds 450,000 RSUs, of which percent of the original grant of Sutton’s RSUs (i.e., 50,000 RSUs) vest every three months starting on July 15 ,2021.
(6)	Cong Ly also holds 315,000 RSUs, of which 10% of the original grant of Ly’s RSUs (i.e., 31,500 RSUs) vest every three months starting on July 15 ,2021.
(7)	Held by Courage Holdings Ltd., a company controlled by Steven Krause. Steven Krause also holds 150,000 Options exercisable into one Common Share at a price of $1.05 per Common Share whereby 1/36 vest on a monthly basis starting on the first day of the month following date of issuance.
(8)	Limelight Capital Services, a company controlled by Sheona Docksteader, holds 100,000 Options exercisable into one Common Share at a price of $1.05 per Common Share. These Options vest over a period of 3 years.
(9)	Mark Binns holds 250,000 Options exercisable into one Common Share at a price of $0.25 per Common Share whereby 1/36 vest on a monthly basis starting on the first day of the month following date of issuance.
(10)	Stephanie Li holds 90,000 Options exercisable into one Common Share at a price of $1.50 per Common Share whereby 1/36 vest on a monthly basis starting on the first day of the month following date of issuance.
(11)	Bill Koutsouras is the Chair of the Board.

As at the date hereof, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control over, a total of 11,116,949 Common Shares, representing approximately 14.76% of the issued and outstanding common shares of the Company.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company, is, as at the date hereof, or has been, within the ten years before the date hereof, a director, chief executive officer or chief financial officer of any company that:

(a)	was subject to a cease trade or similar order, or an order that denied the company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days and that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)	is, as at the date hereof, or has been within the ten years before the date hereof, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has, within the ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of the Company’s knowledge there are no known existing or potential conflicts of interest between the Company and any directors or officers of the Company, except that certain of the directors and officers serve as directors, officers, promoters and members of management of other public or private companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors and officers of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the BCBCA and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Other Reporting Issuer Experience

The following table sets out the directors, officers and promoters of WonderFi that are, or have been within the last 5 years, directors, officers or promoters of other reporting issuers:

Name	Name and Jurisdiction of Reporting Issuer	Trading Market	Position	From (MM/YY)	To
Dean Sutton	LQwD FinTech Corp.	TSXV	Director	06/21	Present
Sheona Docksteader	FOBI AI Inc. HeyBryan Media Inc. The Yield Growth Corp. (Now Better Plant Sciences)	TSXV CSE CSE	Corporate Secretary Corporate Secretary Operations Manager & Securities Paralegal	12/21 09/19 09/17	Present 04/20 09/19
Mark Binns	BIGG Digital Assets Inc. Netcoins Holdings Inc.	CSE CSE	CEO and Director CEO and Director	08/19 03/18	Present 08/19
Stephanie Li	Cielo Waste Solutions	CSE	CFO	05/21	Present
Bill Koutsouras	Galaxy Digital Holdings Inc.	TSX	Director	07/18	Present

AUDIT COMMITTEE

The Audit Committee is responsible for monitoring the Company’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents, including the Company’s annual audited financial statements and unaudited quarterly financial statements, and monitoring the performance and independence of the Company’s external auditors. The Audit Committee is also responsible for reviewing with management the Company’s risk management policies, the timeliness and accuracy of the Company’s regulatory filings and all related party transactions as well as the development of policies and procedures related to such transactions.

Audit Committee Charter

The Audit Committee Charter sets out its responsibilities and authority, procedures governing meetings, qualifications for membership and particulars governing the role of the Chair. A copy of the Audit Committee Charter is attached hereto as Schedule “A”.

Composition of the Audit Committee

During the year ended September 30, 2021, the Audit Committee was comprised of three directors, of all of whom were independent directors. The current members of the Audit Committee are: Stephanie Li (Chair), Bill Koutsouras, and Mark Binns. In addition to being independent directors as described above, each member of the Audit Committee is considered “financially literate” pursuant to National Instrument 52-110 Audit Committees (“NI 52-110”).

Relevant Education and Experience

Stephanie Li

Stephanie brings more than 15 years of finance experience to her role at WonderFi, with a particular specialty in high- growth environments. She is currently the Chief Financial Officer at Cielo Waste Solutions, one of the fastest growing ESG companies in North America. Stephanie has extensive experience in leadership, strategic planning, financial reporting, budgeting, internal controls, governance and risk management, audit, tax, and capital markets. She previously served in a leadership role at Northview Apartment REIT, a Toronto Stock Exchange listed real estate investment trusts (“REIT”) which was acquired in 2020 for $4.9 billion. Stephanie is a Chartered Professional Accountant and holds a Bachelor of Commerce from the University of Alberta.

Bill Koutsouras

Mr. Koutsouras has been the principal of Kouts Capital since 2011, an independent investment company and consulting company providing assistance to companies with corporate finance related transactions including providing strategic advice, introduction to capital providers and transaction structuring and implementation. Previously Mr. Koutsouras was the Executive Vice President and Chief Financial Officer of Endeavour Financial Corporation, a mining focused merchant banking business. He was primarily responsible for overseeing financial advisory mandates, investments related services and the financial management and operation of the Endeavour group of companies where he was involved in over $25 billion of M&A transactions and in excess of $4 billion of financing for junior / mid-tier resource companies. Mr. Koutsouras has extensive experience as a non-executive director of public and private companies. Prior to joining Endeavour Financial Corporation in 2002, Bill was a senior associate at PricewaterhouseCoopers managing audits for hedge fund and private equity clients. Mr. Koutsouras is a Chartered Professional Accountant and Chartered Financial Analyst and is a member of the Chartered Professional Accountants of Canada and the CFA Institute.

Mark Binns

Mark is a seasoned entrepreneur and public markets CEO and Director with 25+ years of experience building B2B and B2C companies in the crypto asset, retail and telecom industries. With a focus on building customer-driven sales and marketing strategies, Mark has completed multiple successful exits and has taken start-ups from 2 people to $500M+ valuations. Mark also has a successful consulting career providing strategic advice on customer acquisition and revenue growth to Fortune 1000 technology companies including Blackberry, Cisco and Rogers Communications. Mark is currently the CEO and Director of BIGG Digital Assets Inc. which trades on the CSE under the ticker BIGG.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Audit Committee Oversight

At no time since the Company’s formation, has any recommendation of the audit committee to nominate or compensate an external auditor not been adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee Charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors and provides that the Audit Committee may pre-approve, in accordance with applicable law, any non-audit services to be provided by the Company’s external auditors, with reference to compatibility of the service with the external auditors’ independence.

External Auditor Service Fees

The aggregate fees billed by the Company’s external auditors during the years ended September 30, 2021 and September 30, 2020 are set out in the table below.

Year Ended	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
September 30, 2021	$75,000	Nil	Nil	Nil
September 30, 2020	$12,652.50	Nil	Nil	Nil

Notes:

(1)	“Audit Fees” refers to the aggregate fees billed by the Company’s external auditor for audit services.
(2)	“Audit-Related Fees” refers to the aggregate fees billed for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and not reported under Audit Fees. These amounts were incurred in relation to a quarterly review performed by the Company’s external auditor.
(3)	“Tax Fees” refers to the aggregate fees billed for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning.
(4)	“All Other Fees” refers to the aggregate fees billed for certain other services provided by the Company’s external auditor, other than the services reported under the other three columns.

EXECUTIVE COMPENSATION

The following information regarding executive compensation is presented in accordance with National Instrument Form 51-102F6 – Statement of Executive Compensation and sets forth compensation for each of the named executive officers and directors of the Company.

Compensation of Named Executive Officers

Securities legislation requires the disclosure of the compensation received by each Named Executive Officer of the Company. “Named Executive Officer” is defined by securities legislation to mean: (i) the CEO; (ii) the CFO; (iii) each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually more than $150,000 for that financial year; and (iv) each individual who would be a “Named Executive Officer” under paragraph (iii) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in similar capacity, at the end of the most recently completed financial year. As of the date of the AIF, the Company has the following Named Executive Officers (collectively, the “Named Executive Officers” or “NEOs”):

•	Ben Samaroo, Chief Executive Officer

•	Steven Krause, Chief Financial Officer

•	Dean Sutton, Chief Strategy Officer

•	Cong Ly, Chief Technology Officer

Director and Named Executive Officer Compensation, Excluding Compensation Securities

The following table sets forth information with respect to the compensation of each Named Executive Officer and directors of the Company during its most recently completed financial year:

Table of Compensation Excluding Compensation Securities

Name and Principal Position	Year	Salary, consulting fee, retainer or commission ($)		Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Long-term incentive plans ($)	Value of all other compensation ($)	Total compensation ($)
Ben Samaroo, CEO and Director (1)	2020- 2021	$35,636	(2)	0	0	0	0	0	$35,636

Name and Principal Position	Year	Salary, consulting fee, retainer or commission ($)		Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Long-term incentive plans ($)	Value of all other compensation ($)	Total compensation ($)
Dean Sutton, CSO and Director (1)	2020-2021	$35,636	(3)	0	0	0	0	0	$35,636
Cong Ly, CTO and Director (1)	2020-2021	$35,636	(4)	0	0	0	0	0	$35,636
Steven Krause, CFO (1)	2020-2021	$12,000		0	0	0	0	0	$12,000
Scott Ackerman (5)	2020-2021	Nil		Nil	Nil	Nil	Nil	Nil	Nil
Former, President, CEO, CFO,	2020-2019	Nil		Nil	Nil	Nil	Nil	Nil	Nil
Corporate Secretary, and Director	2018-2019	Nil		Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	Appointed August 30, 2021 but served in a similar capacity in DeFi.
(2)	This amount was paid to Mr. Samaroo solely for his services as CEO.
(3)	This amount was paid to Mr. Sutton solely for his services as CSO.
(4)	This amount was paid to Mr. Ly solely for his services as CTO.
(5)	Appointed September 26, 2018 and resigned August 30, 2021.

Stock Options and Other Compensation Securities

The following table discloses all Compensation Securities the Company has granted or issued to each Named Executive Officer and directors of the Company during its most recently completed financial year:

Compensation Securities

Name and Position	Type of compensation security	Number of compensation securities and percentage of class(3)	Date of issue or grant	Issue conversion of exercise price	Expiry Date
Ben Samaroo, CEO and Director	RSU(2)	540,000(4) 23.35%	August 30, 2021	Market Price	August 31, 2026
Dean Sutton, CSO and Director (1)	RSU	450,000(5) 21.12%	August 30, 2021	Market Price	August 31, 2026

Name and Position	Type of compensation security	Number of compensation securities and percentage of class(3)	Date of issue or grant	Issue conversion of exercise price	Expiry Date
Cong Ly, CTO and Director (1)	RSU	315,000(6) 14.78%	August 30, 2021	Market Price	August 31, 2026
Steven Krause, CFO	Stock Options(6)	150,000(7) 7.04%	August 5, 2021	$1.05	August 5, 2026
Scott Ackerman (8) Former, President, CEO, CFO, Corporate Secretary, and director	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	Appointed August 30, 2021 but served in a similar capacity in DeFi during the most recent financial year.
(2)	The percentage of RSUs outstanding calculated on the basis of 1,667,500 issued and outstanding.
(3)	The percentage of Options outstanding calculated on the basis of 2,130,552 issued and outstanding.
(4)	Ten percent of the original grant of Samaroo’s RSUs (i.e., 60,000 RSUs) vest every three months starting on July 15 ,2021.
(5)	Ten percent of the original grant of Sutton’s RSUs (i.e., 50,000 RSUs) vest every three months starting on July 15 ,2021.
(6)	Ten percent of the original grant of Ly’s RSUs (i.e., 35,000 RSUs) vest every three months starting on July 15 ,2021.
(7)	These Options are exercisable into one Common Share at a price of $1.05 per Common Share whereby 1/36 vest on a monthly basis starting on the first day of the month following date of issuance.
(8)	Appointed September 26, 2018 and resigned on August 30, 2021.

Equity Incentive Plan

The following is a summary of the principal terms of the Equity Incentive Plan:

Shares Subject to the Equity Incentive Plan

The Equity Incentive Plan is a rolling plan which, subject to the adjustment provisions provided for therein (including a subdivision or consolidation of the Common Shares), provides that the aggregate maximum number of Common Shares that may be issued upon the exercise or settlement of awards granted under the Equity Incentive Plan shall not exceed 10% of the Company’s issued and outstanding common shares from time to time, such number being 75,317,768 Common Shares as of the date of this AIF. WonderFi may complete additional financings which, if completed in whole or in part, will result in the total number of Common Shares issued and outstanding to increase. Should such financing(s) materialize and the number of issued and outstanding Common Shares increase, the Equity Incentive Plan shall still limit the aggregate maximum number of Common Shares that may be issued upon the exercise or settlement of awards at 10% of WonderFi’s issued and outstanding common shares.

The Equity Incentive Plan is considered an “evergreen” plan, since the Common Shares covered by awards which have been exercised, settled or terminated shall be available for subsequent grants under the Equity Incentive Plan and the number of awards available to grant increases as the number of issued and outstanding Common Shares increases.

Insider and Related Persons Participation Limit

The Equity Incentive Plan also provides that the aggregate number of Common Shares (a) issuable to insiders at any time (under all of the Company’s security-based compensation arrangements) cannot exceed 10% of the issued and outstanding Common Shares and (b) issued to insiders within any one-year period (under all of the Company’s security-based compensation arrangements) cannot exceed 10% of WonderFi’s issued and outstanding common shares.

The Equity Incentive Plan also provides that the aggregate number of Common Shares (a) issuable to Related Persons at any time (under all of the Company’s security-based compensation arrangements) cannot exceed 10% of the issued and outstanding Common Shares and (b) issued to Related Persons within any one-year period (under all of WonderFi’s security-based compensation arrangements) cannot exceed 10% of the issued and outstanding Common Shares. The total number of Common Shares which may be issued or issuable to any one Related Person and the associates of the Related Person under the Equity Incentive Plan and all other security-based compensation arrangements within any one-year period shall not exceed 5% of the Common Shares then outstanding.

So long as WonderFi is listed on the NEO Exchange, the aggregate number of Common Shares issued or issuable to persons providing investor relations activities as compensation within a one-year period, shall not exceed 1% of the total number of Common Shares then outstanding.

Furthermore, the Equity Incentive Plan provides that (i) WonderFi shall not make grants of awards to directors if, after giving effect to such grants of awards, the aggregate number of Common Shares issuable to directors, at the time of such grant, under all of WonderFi’s security based compensation arrangements would exceed 1% of the issued and outstanding Common Shares on a non-diluted basis, and (ii) within any one financial year of WonderFi, (a) the aggregate fair value on the date of grant of all options granted to any one non-employee director shall not exceed $100,000, and (b) the aggregate fair market value on the date of grant of all awards (including, for greater certainty, the fair market value of the options) granted to any one non-employee director under all of WonderFi’s security based compensation arrangements shall not exceed $150,000; provided that such limits shall not apply to (i) awards taken in lieu of any cash retainer or meeting director fees, and (ii) a one-time initial grant to a non-employee director upon such non-employee director joining the Board.

Any Common Shares issued by WonderFi through the assumption or substitution of outstanding options or other equity-based awards from an acquired company shall not reduce the number of Common Shares available for issuance pursuant to the exercise of awards granted under the Equity Incentive Plan.

Administration of the Equity Incentive Plan

The “Plan Administrator” is determined by the Board. The Equity Incentive Plan may in the future continue to be administered by the Board itself or delegated to a committee of the Board. The Plan Administrator determines which directors, officers, consultants and employees are eligible to receive awards under the Equity Incentive Plan, the time or times at which awards may be granted, the conditions under which awards may be granted or forfeited to WonderFi, the number of Common Shares to be covered by any award, the exercise price of any award, whether restrictions or limitations are to be imposed on the Common Shares issuable pursuant to grants of any award, and the nature of any such restrictions or limitations, any acceleration of exercisability or vesting, or waiver of termination regarding any award, based on such factors as the Plan Administrator may determine.

In addition, the Plan Administrator interprets the Equity Incentive Plan and may adopt guidelines and other rules and regulations relating to the Equity Incentive Plan and make all other determinations and take all other actions necessary or advisable for the implementation and administration of the Equity Incentive Plan.

Eligibility

All directors, employees and consultants are eligible to participate in the Equity Incentive Plan. The extent to which any such individual is entitled to receive a grant of an award pursuant to the Equity Incentive Plan will be determined in the sole and absolute discretion of the Plan Administrator.

Types of Awards

Awards of options, restricted share units, performance share units and deferred share units may be made under the Equity Incentive Plan. All of the awards described below are subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions determined by the Plan Administrator, in its sole discretion, subject to such limitations provided in the Equity Incentive Plan and will generally be evidenced by an award agreement. In addition, subject to the limitations provided in the Equity Incentive Plan and in accordance with applicable law, the Plan Administrator may accelerate or defer the vesting or payment of awards, cancel or modify outstanding awards, and waive any condition imposed with respect to awards or Common Shares issued pursuant to awards.

Options

An option entitles a holder thereof to purchase a prescribed number of treasury Common Shares at an exercise price set at the time of the grant. The Plan Administrator will establish the exercise price at the time each option is granted, which exercise price must in all cases be the volume weighted average trading price of Common Shares on the NEO Exchange for the five trading days immediately preceding the date of grant calculated by dividing the total value by the total volume of Common Shares traded for the relevant period (the “Market Price”); provided that, for so long as the Common Shares are listed and posted for trading on the NEO Exchange, the Market Price shall not be less than the market price, as calculated under the policies of the NEO Exchange; and provided, further, that with respect to an award made to a U.S. taxpayer such participant, the class of Common Shares and the number of Common Shares subject to such award shall be identified by the Plan Administrator prior to the start of the applicable five trading day period. In the event that such Common Shares are not listed and posted for trading on any Exchange, the Market Price shall be the fair market value of such Common Shares as determined by the Board in its sole discretion and, with respect to an award made to a U.S. taxpayer, in accordance with Section 409A of the United States Internal Revenue Code of 1986 (the “Code”).

Subject to any accelerated termination as set forth in the Equity Incentive Plan, each option expires on its respective expiry date. The Plan Administrator will have the authority to determine the vesting terms applicable to grants of options. Once an option becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the option, unless otherwise specified by the Plan Administrator or as otherwise set forth in any written employment agreement, award agreement or other written agreement between WonderFi or a subsidiary of WonderFi and the participant. The Plan Administrator has the right to accelerate the date upon which any option becomes exercisable. The Plan Administrator may provide at the time of granting an option that the exercise of that option is subject to restrictions, in addition to those specified in the Equity Incentive Plan, such as vesting conditions relating to the attainment of specified performance goals.

Unless otherwise specified by the Plan Administrator at the time of granting an option and set forth in the particular award agreement, an exercise notice must be accompanied by payment of the exercise price. Subject to the policies of any stock exchange on which the Common Shares are listed, a participant may, in lieu of exercising an option pursuant to an exercise notice, elect to surrender such option to WonderFi (a “Cashless Exercise”) in consideration for an amount from WonderFi equal to (i) the Market Price of the Common Shares issuable on the exercise of such option (or portion thereof) as of the date such option (or portion thereof) is exercised, less (ii) the aggregate exercise price of the option (or portion thereof) surrendered relating to such Common Shares (the “In-the-Money Amount”) by written notice to WonderFi indicating the number of options such participant wishes to exercise using the Cashless Exercise, and such other information that WonderFi may require. Subject to the provisions of the Equity Incentive Plan and the policies of any stock exchange on which the Common Shares are listed, WonderFi will satisfy payment of the In-the- Money Amount by delivering to the participant such number of Common Shares having a fair market value equal to the In-the-Money Amount.

Restricted Share Units

A restricted share unit is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of WonderFi which entitles the holder to receive one Common Shares (or the value thereof) for each restricted share unit after a specified vesting period (an “RSU”). The Plan Administrator may, from time to time, subject to the provisions of the Equity Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year (the “RSU Service Year”).

The number of RSUs (including fractional RSUs) granted at any particular time under the Equity Incentive Plan will be calculated by dividing (a) the amount of any bonus or similar payment that is to be paid in RSUs, as determined by the Plan Administrator, by (b) the greater of (i) the Market Price of a Common on the date of grant and (ii) such amount as determined by the Plan Administrator in its sole discretion. The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of RSUs, provided that the terms comply with Section 409A of the Code, to the extent applicable.

Upon settlement, holders will redeem each vested RSU for the following at the election of such holder but subject to the approval of the Plan Administrator: (a) one fully paid and non-assessable Common Share in respect of each vested RSU, (b) a cash payment or (c) a combination of Common Share and cash. Any such cash payments made by WonderFi shall be calculated by multiplying the number of RSUs to be redeemed for cash by the Market Price per Common Share as at the settlement date. Subject to the provisions of the Equity Incentive Plan and except as otherwise provided in an award agreement, no settlement date for any RSU shall occur, and no WonderFi Share shall be issued or cash payment shall be made in respect of any RSU any later than the final business day of the third calendar year following the applicable RSU Service Year.

Performance Share Units

A performance share unit is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of WonderFi, which entitles the holder to receive one Common Share (or the value thereof) for each performance share unit after specific performance-based vesting criteria determined by the Plan Administrator, in its sole discretion, have been satisfied (a “PSU”). The performance goals to be achieved during any performance period, the length of any performance period, the amount of any PSUs granted, the effect of termination of a participant’s service and the amount of any payment or transfer to be made pursuant to any PSU will be determined by the Plan Administrator and by the other terms and conditions of any PSU, all as set forth in the applicable award agreement. The Plan Administrator may, from time to time, subject to the provisions of the Equity Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant PSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year (the “PSU Service Year”).

The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of PSUs. Upon settlement, holders will redeem each vested PSU for the following at the election of such holder but subject to the approval of the Plan Administrator: (a) one fully paid and non-assessable Common Share in respect of each vested PSU, (b) a cash payment, or (c) a combination of Common Shares and cash. Any such cash payments made by WonderFi to a participant shall be calculated by multiplying the number of PSUs to be redeemed for cash by the Market Price per Common Share as at the settlement date. Subject to the provisions of the Equity Incentive Plan and except as otherwise provided in an award agreement, no settlement date for any PSU shall occur, and no WonderFi Share shall be issued or cash payment shall be made in respect of any PSU any later than the final business day of the third calendar year following the applicable PSU Service Year.

Deferred Share Units

A deferred share unit is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of WonderFi which entitles the holder to receive one Common Share (or, at the election of the holder and subject to the approval of the Plan Administrator, the cash value thereof) for each deferred share unit on a future date (a “DSU”). The Board may fix from time to time a portion of the total compensation (including annual retainer) paid by WonderFi to a director in a calendar year for service on the Board (the “Director Fees”) that are to be payable in the form of DSUs. In addition, each director is given, subject to the provisions of the Equity Incentive Plan, the right to elect to receive a portion of the cash Director Fees owing to them in the form of DSUs.

Except as otherwise determined by the Plan Administrator or as set forth in the particular award agreement, DSUs shall vest immediately upon grant. The number of DSUs (including fractional DSUs) granted at any particular time will be calculated by dividing (a) the amount of Director Fees that are to be paid in DSUs, as determined by the Plan Administrator, by (b) the Market Price of a Common Share on the date of grant. Upon settlement, holders will redeem each vested DSU for: (a) one fully paid and non-assessable Common Share issued from treasury in respect of each vested DSU, or (b) at the election of the holder and subject to the approval of the Plan Administrator, a cash payment on the date of settlement. Any cash payments made under the Equity Incentive Plan by WonderFi to a participant in respect of DSUs to be redeemed for cash shall be calculated by multiplying the number of DSUs to be redeemed for cash by the Market Price per Common Share as at the settlement date.

Dividend Equivalents

Except as otherwise determined by the Plan Administrator or as set forth in the particular award agreement, RSUs, PSUs and DSUs shall be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, as applicable, as of each dividend payment date in respect of which normal cash dividends are paid on Common Shares. Dividend equivalents shall vest in proportion to, and settle in the same manner as, the awards to which they relate. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Common Share by the number of RSUs, PSUs and DSUs, as applicable, held by the participant on the record date for the payment of such dividend, by (b) the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places.

Share Based Awards

The Plan Administrator may grant other types of equity-based or equity-related awards not otherwise described by the terms of the Equity Incentive Plan (including the grant or offer for sale of unrestricted Common Shares) in such amounts and subject to such terms and conditions, including, but not limited to, being subject to performance criteria, or in satisfaction of such obligations, as the Plan Administrator shall determine. Such awards may involve the transfer of actual Common Share to participants, or payment in cash or otherwise of amounts based on the value Common Shares.

Black-out Periods

In the event an award expires, at a time when a scheduled blackout is in place or an undisclosed material change or material fact in the affairs of WonderFi exists, the expiry of such award will be the date that is 10 business days after which such scheduled blackout terminates or there is no longer such undisclosed material change or material fact.

Term

While the Equity Incentive Plan does not stipulate a specific term for awards granted thereunder, as discussed below, awards may not expire beyond 10 years from its date of grant, except where shareholder approval is received or where an expiry date would have fallen within a blackout period of WonderFi. All awards must vest and settle in accordance with the provisions of the Equity Incentive Plan and any applicable award agreement, which award agreement may include an expiry date for a specific award.

Termination of Employment or Services

The following table describes the impact of certain events upon the participants under the Equity Incentive Plan, including termination for cause, resignation, termination without cause, disability, death or retirement, subject, in each case, to the terms of a participant’s applicable employment agreement, award agreement or other written agreement:

Event	Provisions
Termination for Cause/Resignation	Any option, RSU, PSU, DSU or other award held by the participant that has not been exercised, surrendered or settled as of the termination date of the participant, as defined and determined in accordance with the Equity Incentive Plan (the “Termination Date”) shall be immediately forfeited and cancelled as of the Termination Date.
Termination without Cause

A portion of any unvested options, RSUs, PSUs, DSUs or other awards shall immediately vest, such portion to be equal to the number of unvested options, RSUs, PSUs, DSUs or other awards held by the participant as of the Termination Date multiplied by a fraction the numerator of which is the number of days between the date of grant and the Termination Date and the denominator of which is the number of days between the date of grant and the date any unvested options, RSUs, PSUs, DSUs or other awards were originally scheduled to vest. Any vested options may be exercised by the participant at any time during the period that terminates on the earlier of: (A) the expiry date of such option; and (B) the date that is 90 days after the Termination Date. If an option remains unexercised upon the earlier of (A) or (B), the option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested award other than an option, such award will be settled within 90 days after the Termination Date.

In the case of vested awards of a U.S. taxpayer, vested RSUs will be settled within 90 days after the Termination Date, vested DSUs will be settled in accordance with the participant’s DSU Election Notice (as such term is defined in the Equity Incentive Plan), and PSUs will be settled within 90 days after the Termination Date, provided that in all cases such PSUs will be settled by March 15th of the year immediately following the calendar year in which the Termination Date occurs.

Disability	Any award that has not vested as of the date of the Termination Date shall vest on such date. Any vested option may be exercised at any time until the expiry date of such option. Any vested award other than an option, that is held by a participant that is not a U.S. taxpayer, will be settled within 90 days after the Termination Date. In the case of vested awards of a U.S. taxpayer, vested RSUs will be settled within 90 days after the Termination Date, vested DSUs will be settled in accordance with the Participant’s DSU Election Notice, and PSUs that become vested will be settled within 90 days after the Termination Date, provided that in all cases such PSUs will be settled by March 15th of the year immediately following the calendar year in which the Termination Date occurs.
Death

Any award that is held by the participant that has not vested as of the date of the death of such participant shall vest on such date. Any vested option may be exercised by the participant’s beneficiary or legal representative (as applicable) at any time during the period that terminates on the earlier of: (a) the expiry date of such option, and (b) the first anniversary of the date of the death of such participant. If an option remains unexercised upon the earlier of (A) or (B), the option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of an award other than an option, that is held by a participant that is not a U.S. taxpayer, such award will be settled with the participant’s beneficiary or legal representative (as applicable) within 90 days after the date of the participant’s death.

In the case of vested awards of a U.S. taxpayer, vested RSUs will be settled within 90 days after the date of death, vested DSUs will be settled in accordance with the participant’s DSU Election Notice, and PSUs will be settled within 90 days after the date of death, provided that in all cases such PSUs will be settled by March 15th of the year immediately following the calendar year in which the death occurs.

Retirement	Any (i) outstanding award that vests or becomes exercisable based solely on the participant remaining in the service of WonderFi or its subsidiary will become 100% vested, and (ii) outstanding award that vests based on the achievement of performance goals that has not previously become vested shall continue to be eligible to vest based upon the actual achievement of such performance goals. Any vested option may be exercised by the participant at any time during the period that terminates on the earlier of: (A) the expiry date of such option; and (B) the third anniversary of the participant’s date of retirement. If an option remains unexercised upon the earlier of (A) or (B), the option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested award other than an option that is described in (i), such award will be settled within 90 days after the participant’s retirement. In the case of a vested award other than an option that is described in (ii), such award will be settled at the same time the award would otherwise have been settled had the participant remained in active service with WonderFi or its subsidiary. Notwithstanding the foregoing, if, following his or her retirement, the participant commences (the “Commencement Date”) employment, consulting or acting as a director of WonderFi or any of its subsidiaries (or in an analogous capacity) or otherwise as a service provider to any person that carries on or proposes to carry on a business competitive with WonderFi or any of its subsidiaries, any option or other award held by the participant that has not been exercised or settled as of the Commencement Date shall be immediately forfeited and cancelled as of the Commencement Date.

Change in Control

Under the Equity Incentive Plan, except as may be set forth in an employment agreement, award agreement or other written agreement between WonderFi or a subsidiary of WonderFi and a participant:

(a)	If within 12 months following the completion of a transaction resulting in a Change in Control (as defined below), a participant’s employment, consultancy or directorship is terminated by WonderFi or a subsidiary of WonderFi without cause, without any action by the Plan Administrator:

(i)	any unvested awards held by the participant at Termination Date shall immediately vest; and

(ii)	any vested awards may be exercised, surrendered to WonderFi, or settled by the participant at any time during the period that terminates on the earlier of: (A) the expiry date of such award; and (B) the date that is 90 days after the Termination Date. Any award that has not been exercised, surrendered or settled at the end of such period being immediately forfeited and cancelled.

(b)	Unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the Common Shares will cease trading on the NEO Exchange, WonderFi may terminate all of the awards, other than an option held by a participant that is a resident of Canada for the purposes of the Income Tax Act (Canada), granted under the Equity Incentive Plan at the time of and subject to the completion of the Change in Control transaction by paying to each holder at or within a reasonable period of time following completion of such Change in Control transaction an amount for each award equal to the fair market value of the award held by such participant as determined by the Plan Administrator, acting reasonably, provided that any vested awards granted to U.S. taxpayers will be settled within 90 days of the Change in Control.

Subject to certain exceptions, a “Change in Control”, for the purposes of the Equity Incentive Plan, includes (i) any transaction at any time and by whatever means pursuant to which any Person or any group of two (2) or more Persons acting jointly or in concert hereafter acquires the direct or indirect “beneficial ownership” (as defined in National Instrument 62-104 – Take-over Bids and Issuer Bids of the Canadian Securities Administrators) of, or acquires the right to exercise control or direction over, securities of WonderFi representing more than 50% of the then issued and outstanding voting securities of WonderFi, including, without limitation, as a result of a take–over bid, an exchange of securities, an amalgamation of WonderFi with any other entity, an arrangement, a capital reorganization or any other business combination or reorganization; (ii) the sale, assignment or other transfer of all or substantially all of the consolidated assets of WonderFi to a Person other than a subsidiary of WonderFi; (iii) the dissolution or liquidation of WonderFi, other than in connection with the distribution of assets of WonderFi to one (1) or more Persons which were Affiliates of WonderFi prior to such event; (iv) the occurrence of a transaction requiring approval of WonderFi’s shareholders whereby WonderFi is acquired through consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any other Person (other than a short form amalgamation or exchange of securities with a subsidiary of WonderFi); (v) individuals who comprise the Board as of the date hereof (the “Incumbent Board”) for any reason cease to constitute at least a majority of the members of the Board, unless the election, or nomination for election by WonderFi’s shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, and in that case such new director shall be considered as a member of the Incumbent Board; or (vi) any other event which the Board determines to constitute a Change in Control of WonderFi.

Provided that, notwithstanding clauses (i), (ii), (iii) and (iv) above, a Change in Control shall be deemed not to have occurred if immediately following the transaction set forth in clauses (i), (ii), (iii) or (iv) above: (A) the holders of securities of WonderFi that immediately prior to the consummation of such transaction represented more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors of WonderFi hold (x) securities of the entity resulting from such transaction (including, for greater certainty, the Person succeeding to assets of WonderFi in a transaction contemplated in clause (ii) above) (the “Surviving Entity”) that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees (“voting power”) of the Surviving Entity, or (y) if applicable, securities of the entity that directly or indirectly has beneficial ownership of 100% of the securities eligible to elect directors or trustees of the Surviving Entity (the “Parent Entity”) that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees of the Parent Entity, and (B) no Person or group of two or more Persons, acting jointly or in concert, is the beneficial owner, directly or indirectly, of more than 50% of the voting power of the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) (any such transaction which satisfies all of the criteria specified in clauses (A) and (B) above being referred to as a “Non-Qualifying Transaction” and, following the Non–Qualifying Transaction, references in this definition of “Change in Control” to WonderFi shall mean and refer to the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) and, if such entity is a company or a trust, references to the “Board” shall mean and refer to the board of directors or trustees, as applicable, of such entity).

Notwithstanding the foregoing, for purposes of any award that constitutes “deferred compensation” (within the meaning of Section 409A of the Code), the payment of which is triggered by or would be accelerated upon a Change in Control, a transaction will not be deemed a Change in Control for Awards granted to any participant who is a U.S. taxpayer unless the transaction qualifies as “a change in control event” within the meaning of Section 409A of the Code.

Non-Transferability of Awards

Except as permitted by the Plan Administrator and to the extent that certain rights may pass to a beneficiary or legal representative upon death of a participant, by will or as required by law, no assignment or transfer of awards, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such awards whatsoever in any assignee or transferee and immediately upon any assignment or transfer, or any attempt to make the same, such awards will terminate and be of no further force or effect. To the extent that certain rights to exercise any portion of an outstanding award pass to a beneficiary or legal representative upon the death of a participant, the period in which such award can be exercised by such beneficiary or legal representative shall not exceed one year from the participant’s death.

Amendments to the Equity Incentive Plan

Subject to the limitations set out in the Equity Incentive Plan, a majority of the members of the Board, other than directors that would receive, or would be eligible to receive, a material benefit resulting from the amendment, may also from time to time, without notice and without approval of the holders of voting Common Shares, amend, modify, change, suspend or terminate the Equity Incentive Plan or any awards granted pursuant thereto as it, in its discretion, determines appropriate, provided that (a) no such amendment, modification, change, suspension or termination of the Equity Incentive Plan or any award granted pursuant thereto may materially impair any rights of a participant or materially increase any obligations of a participant under the Equity Incentive Plan without the consent of such participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable Securities Laws or stock exchange requirements, and (b) any amendment that would cause an award held by a U.S. taxpayer to be subject to the income inclusion under Section 409A of the Code, as amended, shall be null and void ab initio.

Notwithstanding the above, and subject to the rules of any applicable stock exchange, the approval of shareholders is required to effect any of the following amendments to the Equity Incentive Plan:

(a)	increasing the maximum number of Common Shares issuable where, following the increase, the total number of Common Shares issuable under the Equity Incentive Plan is equal to or greater than 10% of the securities of WonderFi (calculated on a non-diluted basis) outstanding as of the date the Equity Incentive Plan was last approved by holders of Common Shares;

(b)	re-pricing of an award benefiting a Related Person of WonderFi;

(c)	an extension of the term of an award benefiting a Related Person of WonderFi;

(d)	an extension of the term of an award, where the exercise price is lower than the Market Price;

(e)	any amendment to remove or to exceed the limits set out in the Equity Incentive Plan on awards available to Related Persons of WonderFi;

(f)	amendments to an amending provision within the Equity Incentive Plan;

(g)	increasing or removing the 10% limits on Common Shares issuable or issued to insiders;

(h)	reducing the exercise price of an option award (for this purpose, a cancellation or termination of an award of a participant prior to its expiry date for the purpose of reissuing an award to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an award) except pursuant to the provisions in the Equity Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting WonderFi or its capital;

(i)	extending the term of an option award beyond the original expiry date (except where an expiry date would have fallen within a blackout period applicable to the participant or within 10 business days following the expiry of such a blackout period);

(j)	permitting an option award to be exercisable beyond 10 years from its date of grant (except where an expiry date would have fallen within a blackout period);

(k)	increasing or removing the limits on the participation of non-employee directors;

(l)	any amendment to an entitlement to an individual award;

(m)	permitting awards to be transferred to a person;

(n)	changing the eligible participants;

(o)	propose to amend any material term of the Equity Incentive Plan, such proposed amendment having first received the approval of a majority of the Board; or

(p)	deleting or otherwise limiting the amendments that require approval of the shareholders.

Except for the items listed above, amendments to the Equity Incentive Plan will not require shareholder approval. Such amendments include (but are not limited to): (a) amending the general vesting provisions of an award, (b) amending the provisions for early termination of awards in connection with a termination of employment or service, (c) adding covenants of WonderFi for the protection of the participants, (d) amendments that are desirable as a result of changes in law in any jurisdiction where a participant resides, and (e) curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

The Equity Incentive Plan is a “rolling” stock option plan. Under NEO Exchange Policies, a listed company on the NEO Exchange is required to obtain the approval of its shareholders for a “rolling” stock option plan within three years after institution and within every three years thereafter.

Employment, Consulting and Management Agreements

Through WonderFi Digital, the Company has entered into an employment agreement with each of Ben Samaroo (CEO and Director), Dean Sutton (Chief Strategy Officer and Director), Cong Ly (Chief Technology Officer), Steven Krause (Chief Financial Officer) and Kartik Bajaj (Director of Engineering) (each an “Employment Agreement”). Each Employment Agreement includes termination provisions, including upon a “change of control”, other than the Employment Agreement with Kartik Bajaj, which does not include a “change of control” provision. The significant terms of each Employment Agreement are described below.

The Company has entered into an independent contractor agreement with Limelight Capital Services Inc., an entity controlled by Sheona Docksteader (Corporate Secretary). This independent contractor agreement is for the provision of Corporate Secretary services by Sheona Docksteader and does not include a “change of control” provision. The significant terms of the independent contractor agreement between the Company and Limelight Capital Services are described below.

For the purpose of the summaries below (as applicable), the following terms have the following meanings: (a) “change of control” means the occurrence of any of the following events: (i) an acquisition, directly or indirectly, of more than 50% of the issued and outstanding voting securities of the Company (including securities of the Company on which conversion will become voting securities) by any person or group of persons acting in concert; (ii) a merger, amalgamation or other business combination of the Company with or into another entity, or any other corporate reorganization, if more than 50% of the combined voting power of the continuing or surviving entity’s securities outstanding immediately thereafter are owned by persons who were not security holders of the Company immediately prior to such merger, amalgamation, business combination or reorganization; (iii) the exercise of the voting power of any of all securities of the Company so as to cause or result in the election of a majority of members of the Board who were not previously incumbent.

Ben Samaroo (CEO and Director)

The Company has an Employment Agreement with Ben Samaroo effective July 29, 2021, originally entered into by DeFi and Ben Samaroo (and assumed by WonderFi Digital as a result of the Transaction), pursuant to which Ben is paid an annual base salary of $168,000, in addition to participation in the Company’s executive compensation and benefits plans. Ben will receive a grant of 600,000 RSUs, effective August 30, 2021 whereby 10% vest every three months starting on the date of the Employment Agreement, pursuant to the Equity Incentive Plan.

Ben is entitled to terminate his Employment Agreement at any time by providing four weeks’ notice.

In the event that the Employment Agreement is terminated without just cause, the Company must provide Ben with:

(a) any accrued wages (including vacation pay and outstanding expense reimbursements, and vacation pay on the minimum statutory notice period required by the British Columbia Employment Standards Act (the “ESA”), and (b) the greater of (i) one months’ written notice, payment in lieu thereof, or a combination of written notice and payment in lieu thereof, plus one additional months’ notice and payment in lieu of such notice for each completed year of service up to a maximum of twelve months’ notice, or (ii) the minimum written notice of termination, payment in lieu of such notice, or a combination of written notice and payment in lieu thereof, required by the ESA. Any payment made by the Company in lieu of notice will be calculated using Ben’s base salary (provided that, if at any time the ESA provides for a greater entitlement, he will receive the greater entitlement required by the ESA). Any RSUs granted to Ben will be dealt with in accordance with the terms of the Equity Incentive Plan.

In the event that the Employment Agreement is terminated for just cause, Ben will only be entitled to any accrued unpaid wages and vacation pay calculated in accordance with the requirements of the ESA.

For one year following any change of control, in the event of termination without just cause, or if Ben resigns for good reason (in accordance with the procedures outlined in the Employment Agreement), Ben is entitled to receive payment in lieu of notice equal to eighteen months of his base salary (provided that, if at any time the ESA provides for a greater entitlement, he will receive the greater entitlement required by the ESA). In order to receive his full entitlement to severance pay upon termination without just cause or resignation for good reason, Ben must execute a full and final general release in favour of the Company, otherwise he will only receive the minimum statutory entitlement pursuant to the ESA. Any RSUs granted to Ben will be dealt with in accordance with the terms of the Equity Incentive Plan.

Upon termination, if requested by the Company, Ben will immediately resign any directorship or office held in the Company or any parent, subsidiary or affiliated company of Company.

Except as set out above, there are no obligations to compensate Ben on resignation, retirement or any other termination.

The Employment Agreement also contains non-solicitation, non-competition and confidentiality provisions which will apply on a termination of employment. Non-competition restrictions apply for a period of six months and non- solicitation restrictions apply for a period of twelve months from the date the executive’s employment ceases for any reason, and the confidentiality provisions apply, subject to certain exceptions, for an indefinite period of time following the termination of employment of an executive.

Dean Sutton (Chief Strategy Officer and Director)

The Company has an Employment Agreement with Dean Sutton effective July 29, 2021 originally entered into by DeFi and Dean Sutton (and assumed by WonderFi Digital as a result of the Transaction), pursuant to which Dean is paid an annual base salary of $168,000, in addition to participation in the Company’s executive compensation and benefits plans. Effective as of August 30, 2021, Dean will receive a grant of 500,000 RSUs, whereby 10% vest every three months starting on the date of the Employment Agreement, the Equity Incentive Plan.

Dean is entitled to terminate his Employment Agreement at any time by providing four weeks’ notice.

In the event that the Employment Agreement is terminated without just cause, the Company must provide Dean with:

(a) any accrued wages (including vacation pay and outstanding expense reimbursements, and vacation pay on the minimum statutory notice period required by the ESA), and (b) the greater of (i) one months’ written notice, payment in lieu thereof, or a combination of written notice and payment in lieu thereof, plus one additional months’ notice and payment in lieu of such notice for each completed year of service up to a maximum of twelve months’ notice, or (ii) the minimum written notice of termination, payment in lieu of such notice, or a combination of written notice and payment in lieu thereof, required by the ESA. Any payment made by the Company in lieu of notice will be calculated using Dean’s base salary (provided that, if at any time the ESA provides for a greater entitlement, he will receive the greater entitlement required by the ESA). Any RSUs granted to Dean will be dealt with in accordance with the terms of the Equity Incentive Plan.

In the event that the Employment Agreement is terminated for just cause, Dean will only be entitled to any accrued unpaid wages and vacation pay calculated in accordance with the requirements of the ESA.

For one year following any change of control, in the event of termination without just cause, or if Dean resigns for good reason (in accordance with the procedures outlined in the Employment Agreement), Dean is entitled to receive payment in lieu of notice equal to eighteen months of his base salary (provided that, if at any time the ESA provides for a greater entitlement, he will receive the greater entitlement required by the ESA). In order to receive his full entitlement to severance pay upon termination without just cause or resignation for good reason, Dean must execute a full and final general release in favour of DeFi, otherwise he will only receive the minimum statutory entitlement pursuant to the ESA. Any RSUs granted to Dean will be dealt with in accordance with the terms of the Equity Incentive Plan.

Upon termination, if requested by the Company, Dean will immediately resign any directorship or office held in the Company or any parent, subsidiary or affiliated company of the Company.

Except as set out above, there are no obligations to compensate Dean on resignation, retirement or any other termination.

The Employment Agreement also contains non-solicitation, non-competition and confidentiality provisions which will apply on a termination of employment. Non-competition restrictions apply for a period of six months and non- solicitation restrictions apply for a period of twelve months from the date the executive’s employment ceases for any reason, and the confidentiality provisions apply, subject to certain exceptions, for an indefinite period of time following the termination of employment of an executive.

Cong Ly (Chief Technology Officer)

The Company has an employment agreement with Cong Ly effective July 29, 2021 originally entered into by DeFi and Cong Ly (and assumed by WonderFi Digital as a result of the Transaction), pursuant to which Cong is paid an annual base salary of $168,000, in addition to participation in DeFi’s executive compensation and benefits plans. Effective as of Closing, Cong will receive a grant of 350,000 RSUs, whereby 10% vest every three months starting on the date of the Employment Agreement, pursuant to the Equity Incentive Plan.

Cong is entitled to terminate his Employment Agreement at any time by providing four weeks’ notice.

In the event that the Employment Agreement is terminated without just cause, the Company must provide Cong with:

(a) any accrued wages (including vacation pay and outstanding expense reimbursements, and vacation pay on the minimum statutory notice period required by the ESA), and (b) the greater of (i) one months’ written notice, payment in lieu thereof, or a combination of written notice and payment in lieu thereof, plus one additional months’ notice and payment in lieu of such notice for each completed year of service up to a maximum of twelve months’ notice, or (ii) the minimum written notice of termination, payment in lieu of such notice, or a combination of written notice and payment in lieu thereof, required by the ESA. Any payment made by DeFi in lieu of notice will be calculated using Cong’s base salary (provided that, if at any time the ESA provides for a greater entitlement, he will receive the greater entitlement required by the ESA). Any RSUs granted to Cong will be dealt with in accordance with the terms of the WonderFi Equity Incentive Plan.

In the event that the Employment Agreement is terminated for just cause, Cong will only be entitled to any accrued unpaid wages and vacation pay calculated in accordance with the requirements of the ESA.

For one year following any change of control, in the event of termination without just cause, or if Cong resigns for good reason (in accordance with the procedures outlined in the Employment Agreement), Cong is entitled to receive payment in lieu of notice equal to eighteen months of his base salary (provided that, if at any time the ESA provides for a greater entitlement, he will receive the greater entitlement required by the ESA). In order to receive his full entitlement to severance pay upon termination without just cause or resignation for good reason, Cong must execute a full and final general release in favour of the Company, otherwise he will only receive the minimum statutory entitlement pursuant to the ESA. Any RSUs granted to Cong will be dealt with in accordance with the terms of the Equity Incentive Plan.

Upon termination, if requested by the Company, Cong will immediately resign any directorship or office held in the Company or any parent, subsidiary or affiliated company of the Company.

Except as set out above, there are no obligations to compensate Cong on resignation, retirement or any other termination.

The Employment Agreement also contains non-solicitation, non-competition and confidentiality provisions which will apply on a termination of employment. Non-competition restrictions apply for a period of six months and non- solicitation restrictions apply for a period of twelve months from the date the executive’s employment ceases for any reason, and the confidentiality provisions apply, subject to certain exceptions, for an indefinite period of time following the termination of employment of an executive.

Steven Krause (Chief Financial Officer)

The Company has an Employment Agreement with Steven Krause effective July 1, 2021, originally entered into by DeFi and Steven Krause (and assumed by WonderFi Digital as a result of the Transaction) pursuant to which Steven is paid an annual base salary of $48,000, in addition to participation in the Company’s executive compensation and benefits plans. On August 5, 2021, Steven received a grant of 150,000 Options (of which entitle Steven to receive shares in the Company), whereby 1/36 vest on a monthly basis starting on the first day of the month following date of issuance.

Steven is entitled to terminate his Employment Agreement at any time by providing four weeks’ notice.

In the event that the Employment Agreement is terminated without just cause, the Company must provide Steven with: (a) any accrued wages (including vacation pay and outstanding expense reimbursements, and vacation pay on the minimum statutory notice period required by the ESA), and (b) the greater of (i) one months’ written notice, payment in lieu thereof, or a combination of written notice and payment in lieu thereof, plus one additional months’ notice and payment in lieu of such notice for each completed year of service up to a maximum of twelve months’ notice, or (ii) the minimum written notice of termination, payment in lieu of such notice, or a combination of written notice and payment in lieu thereof, required by the ESA. Any payment made by the Company in lieu of notice will be calculated using Stevens’s base salary (provided that, if at any time the ESA provides for a greater entitlement, he will receive the greater entitlement required by the ESA). Any RSUs granted to Steven will be dealt with in accordance with the terms of the Equity Incentive Plan.

In the event that the Employment Agreement is terminated for just cause, Steven will only be entitled to any accrued unpaid wages and vacation pay calculated in accordance with the requirements of the ESA.

For one year following any change of control, in the event of termination without just cause, or if Steven resigns for good reason (in accordance with the procedures outlined in the Employment Agreement), Steven is entitled to receive payment in lieu of notice equal to eighteen months of his base salary (provided that, if at any time the ESA provides for a greater entitlement, he will receive the greater entitlement required by the ESA). In order to receive his full entitlement to severance pay upon termination without just cause or resignation for good reason, Steven must execute a full and final general release in favour of the Company, otherwise he will only receive the minimum statutory entitlement pursuant to the ESA. Any RSUs granted to Steven will be dealt with in accordance with the terms of the Equity Incentive Plan.

Upon termination, if requested by the Company, Steven will immediately resign any directorship or office held in the Company or any parent, subsidiary or affiliated company of the Company.

Except as set out above, there are no obligations to compensate Steven on resignation, retirement or any other termination.

The Employment Agreement also contains non-solicitation, non-competition and confidentiality provisions which will apply on a termination of employment. Non-competition restrictions apply for a period of six months and non- solicitation restrictions apply for a period of twelve months from the date the executive’s employment ceases for any reason, and the confidentiality provisions apply, subject to certain exceptions, for an indefinite period of time following the termination of employment of an executive.

Kartik Bajaj (Director of Engineering)

The Company has an Employment Agreement with Kartik Bajaj effective June 21, 2021, originally entered into by DeFi and Kartik Bajaj (and assumed by WonderFi Digital as a result of the Transaction) pursuant to which Kartik is paid an annual base salary of $180,000, in addition to participation in the Company’s executive compensation and benefits plans and a grant of 280,000 RSUs, whereby 6.25% vest every three months starting on the date of the Employment Agreement.

Kartik is entitled to terminate his Employment Agreement at any time by providing four weeks’ notice.

In the event that the Employment Agreement is terminated for just cause or without just cause, Kartik will only be entitled to any notice or pay in lieu of notice in accordance with the requirements of the ESA.

Kartik’s Employment Agreement does not contain a change of control provision.

Except as set out above, there are no obligations to compensate Kartik on resignation, retirement or any other termination.

Sheona Docksteader (Corporate Secretary)

The Company has an independent contractor agreement with Limelight Capital Services, an entity controlled by Sheona Docksteader, effective July 1, 2021, originally entered into by DeFi and Limelight Capital Services (and assumed by WonderFi Digital as a result of the Transaction) pursuant to which Limelight Capital Services is paid on a monthly retainer basis for corporate secretary services. On August 5, 2021, Limelight Capital Services received a grant of 100,000 Options, whereby 1/36 vest on a monthly basis starting on the first day of the month following date of issuance.

Limelight Capital Services and the Company are entitled to terminate this independent contractor agreement at any time by providing 30 days’ written notice or immediately with mutual agreement.

Sheona’s independent contractor agreement does not contain a change of control provision.

Oversight and Description of Director and Named Executive Officer Compensation

Compensation of Directors

Compensation of directors of the Company is reviewed annually by the Board. The level of compensation for directors is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the availability of financial resources.

The directors of the Company are compensated as follows for their service to the Board:

Name and Principal Position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Total Compensation
Mark Binns	2021-2022	52,000	Nil	$52,000	(1)
	2020-2021	Nil	Nil	Nil
Stephanie Li	2021-2022	52,000	Nil	$52,000	(1)
	2020-2021	Nil	Nil	Nil
Bill Koutsouras	2021-2022	52,000	Nil	$52,000	(1)
Sean Clark (former director)	2020-2021	Nil	Nil	Nil

Name and Principal Position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Total Compensation
Brent Ackerman (former director)	2020-2021	Nil	Nil	Nil
Doug McFaul (former director)	2020-2021	Nil	Nil	Nil

Notes:

(1)	Anticipated annual salary for the financial year ending September 30, 2022, effective as of Nov 15, 2021.

In the Board’s view, there is, and has been, no need for the Company to design or implement a formal compensation program for directors. While the Board considers equity incentive grants to directors under the Equity Incentive Plan from time to time, the Board does not employ a prescribed methodology when determining the grant or allocation of equity incentives. Other than the Equity Incentive Plan, as discussed above, the Company does not offer any long- term incentive plans, share compensation plans or any other such benefit programs for directors.

Compensation of NEOs

Compensation of NEOs is reviewed annually and determined by the Board. The level of compensation for NEOs is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the availability of financial resources.

Elements of NEO Compensation

As discussed above, the Company provides an Equity Incentive Plan to motivate NEOs by providing them with the opportunity, through grants of equity incentives, to acquire an interest in the Company and benefit from the Company's growth. The Board does not employ a prescribed methodology when determining the grant or allocation of equity incentives to NEOs. Other than the Equity Incentive Plan, the Company does not offer any long-term incentive plans, share compensation plans, retirement plans, pension plans, or any other such benefit programs for NEOs.

Pension Plan Benefits

No pension, retirement or deferred compensation plans, including defined contribution plans, have been instituted by the Company and none are proposed at this time.

Anti-Hedging Policy

Participants are restricted from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of awards granted to them.

Compensation based Risk

WonderFi has not formally considered the implications of the risks associated with the Company’s compensation policies or practices. However, when setting compensation levels, the Board seeks to alleviate risk by having a balance of short-term and long-term compensation. For example, options typically do not vest immediately, which allows for continued appreciation over the term of the options. As a part of reviewing compensation levels, the Board seeks an appropriate balance of base salary, variable pay opportunities based on the achievement of individual and corporate performance objectives, options grants and RSU grants to balance the short-term and long-term interests of the Company by tying compensation to the achievement of the business objectives of the Company, while also ensuring that the executive and certain other employees of the Company have sufficient equity exposure to align their interests with the interests of Shareholders.

The Company believes that the compensation policies it has established reflect an appropriate mixture of guaranteed compensation, incentive-based compensation through short-term and long-term incentive plans, and risk mitigation. The Company currently believes that its compensation policies and practices will not lead to inappropriate or excessive risk taking on the part of its executive officers or other employees of the Company.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY INCENTIVE PLAN

The following table sets forth information with respect to all compensation plans under which equity securities are authorized for issuance as of the date of this AIF:

Plan Category	Number of securities to be issued upon exercise of outstanding options and rights	Weighted-average exercise price of outstanding options and rights	Number of securities remaining available for future issuance under equity compensation plans excluding securities reflected in column (a)
	(a)	(b)	(c)
Equity compensation plans approved by securityholders	Options: 2,130,552 RSUs: 1,667,500	$0.91 N/A	3,733,716
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
TOTAL	3,798,052		3,733,716

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof, other than indebtedness that has been entirely repaid on or before the date of this AIF or “routine indebtedness” as defined in Form 51-102F5 of National Instrument 51-102 – Continuous Disclosure Obligations none of:

(a)	the individuals who are, or at any time since the incorporation of the Company were, a director or executive officer of the Company;

(b)	the proposed nominees for election as a director of the Company; or

(c)	any associates of the foregoing persons,

is, or at any time since the incorporation of the Company has been, indebted to the Company or any subsidiary of the Company, or is a person whose indebtedness to another entity is, or at any time since the incorporation of the Company has been, the subject of a guarantee support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any subsidiary of the Company.

PROMOTERS

Other than as disclosed below, no person or company has within the two most recently completed financial years, or is during the current financial year, been a promoter of the Company or a subsidiary thereof.

Ben Samaroo, Dean Sutton, and Cong Ly were promoters of DeFi, in that they took the initiative in founding and organizing DeFi, and continue to be the promoters of WonderFi. Ben, Dean and Cong together they beneficially own, directly or indirectly, or exercise control or direction over, 11,096,449 WonderFi Shares, being 14.73% of the issued and outstanding WonderFi Shares on an undiluted basis. See “Directors, Officers and Promoters” for additional information.

Except as disclosed in this AIF, Ben, Dean and Cong have not and will not receive from or provide to WonderFi anything of value, including money, property, contracts, options or rights of any kind, directly or indirectly.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is not and was not, during the year ended September 30, 2021, a party to any material legal proceedings, nor is any of its property, nor was any of its property, during the year ended September 30, 2021, the subject of any material legal proceedings. As at the date hereof, no such material legal proceedings are known to be contemplated.

During the financial year ended September 30, 2021, there were no: (a) penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority; (b) penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision; or (c) settlement agreements the Company entered into before a court relating to securities legislation or with a securities regulatory authority.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed below and herein, none of the directors or executive officers of the Company, nor any person or company that beneficially owns, controls, or directs, directly or indirectly, more than 10% of any class or series of outstanding voting securities of the Company, nor any associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.

TRANSFER AGENT AND REGISTRAR

The Company’s transfer agent and registrar is Computershare Trust Company of Canada at its principal office in Vancouver, British Columbia.

MATERIAL CONTRACTS

Other than the following agreements, the Company did not enter into any material contracts outside the ordinary course of business during the year ended September 30, 2021, nor has it entered into any material contracts outside the ordinary course of business prior to the year ended September 30, 2021 which are still in effect as at the date of this AIF:

•	Coinbase Institutional Client Agreement;

•	Coinbase Custodial Services Agreement;

•	Amalgamation Agreement (see “Description and General Development of the Business – Significant Acquisitions and Dispositions”);

•	Underwriting Agreement (see “Description and General Development of the Business – History”);

•	Warrant Indenture; and

•	Subscription Receipt Agreement.

Descriptions of the material contracts that are not described elsewhere in this AIF are as follows:

Coinbase Institutional Client Agreement

On May 25, 2021, DeFi and Coinbase entered into an agreement pursuant to which Coinbase provides DeFi with wallet and marketplace services for various pairs of assets, including both crypto assets and fiat currencies (the “Coinbase Institutional Client Agreement”). WonderFi Digital assumed the Coinbase Institutional Client Agreement as a result of the Transaction.

Pursuant to the Coinbase Institutional Client Agreement, Coinbase allows the Company access to a trading marketplace as a limit order book. Through this limit order book, the Company can place orders for various pairs of assets, including both crypto assets and fiat currencies. When a trade order is placed by the Company, Coinbase executes the trade automatically based on the instructions within the Company’s order and in accordance with the trading rules located at www.coinbase.com/legal/trading_rules.

To facilitate the trading marketplace, Coinbase provides crypto asset wallet services for the transfer of crypto assets, and fiat currency wallet services for the transfer of fiat currencies. The Company’s crypto assets are not stored in a physical sense, the transaction records included in the blockchain assign a location for each of the Company’s crypto assets to the account established by Coinbase. Coinbase utilizes both a hot wallet and Cold Storage solutions for the Company’s crypto assets, with the Cold Storage services being provided by the independent company, Coinbase Trust Company, LLC. It is under Coinbase’s discretion on how to allocate the Company’s crypto assets to either hot wallet holdings or Cold Storage.

The wallets for each crypto asset within the Company’s larger account wallet are held digitally to permit the Company to transfer and/or sell upon advanced notice to Coinbase. Access to a digital wallet, and the crypto assets that it holds, is restricted through the public-private key pair, which may be broken into parts, referred to as multi-signature, that relates to each crypto asset’s respective digital wallet. Coinbase is responsible for the safekeeping of the Company’s private keys that are used to access its account and that facilitate the transfer of crypto assets in accordance with the Company’s instructions.

Coinbase Custodial Services Agreement

On May 28, 2021, DeFi and Coinbase Custody entered into an agreement pursuant to which DeFi retained Coinbase Custody to hold DeFi’s crypto assets that are not being actively used in staking activities or are to be included in an order though the Coinbase marketplace services (the “Coinbase Custodial Services Agreement”). WonderFi Digital assumed the Coinbase Custodial Services Agreement as a result of the Transaction. Coinbase Custody is only responsible for holding and safeguarding the Company’s crypto assets, and no sub-custodian has been appointed to hold the Company’s crypto assets. Coinbase Custody is independent of the Company.

Coinbase Custody is a New York limited liability company, located at 200 Park Avenue South, Suite 1208, New York, NY 10003. Coinbase Custody is regulated by the New York Department of Financial Services (“NYDFS”) and operates as an independently capitalised entity. Coinbase is a fiduciary under §100 of the New York Banking Law and is licensed to custody its clients’ crypto assets in trust on their behalf. As a New York state-chartered trust, Coinbase Custody is held to the same fiduciary standards as national banks and is a qualified custodian for purposes of § 206(4)-2(d)(6) of the Investment Advisers Act of 1940, commonly called the custody role. While the Company is not aware of anything with regards to the Coinbase Custody’s operations that would adversely affect the Company’s operations and there are no known security breaches or other similar incidents involving the custodian as a result of which the Company’s crypto assets have been lost or stolen, there can be no assurance that crypto assets will not be defalcated through hacking or other forms of theft. Coinbase Custody carries an annually renewed commercial crime policy that carries a US$255 million USD limit (per-incident and overall), with Coinbase Global Inc., Coinbase Custody’s parent company, as the named insured. In the event of a bankruptcy or insolvency, the Company will enforce its rights under the Coinbase Custodial Services Agreement through arbitration under the laws of the State of New York, and will be in contact with Coinbase Custody’s regulator, the New York State Department of Financial Services, as well as Coinbase Custody’s named insurer. Coinbase Inc. recently announced in excess of US$90 billion in assets on their platform of which more than 50% percent are under custody. As a result, if Coinbase Custody were to experience a loss of crypto assets in excess of US$255 million, it is likely that a portion of the Company’s crypto assets under custody would not be covered by this insurance policy.

The due diligence the Company performed on Coinbase Custody included confirmation that an annual SOC 1 Report, as well as an annual SOC 2 Report were completed by Coinbase Custody, a review of negative news related to Coinbase Custody and Coinbase, and a review of online training and tutorials offered by Coinbase Inc. The Company is not aware of anything in Coinbase Custody’s operations that would adversely affect the Company’ ability to obtain an unqualified audit opinion on its audited financial statements.

As discussed in “Material Contracts – Coinbase Institutional Client Agreement”, Coinbase Custody stores the crypto assets of the Company’s crypto assets by keeping the private keys in Cold Storage. Coinbase Custody is responsible for the safekeeping of the Company’s Cold Storage private keys that are used to access its account and that facilitate the transfer of crypto assets in accordance with the Company’s instructions.

Warrant Indenture

In connection with the October 2021 Bought Deal, the Company entered into the Warrant Indenture with the Warrant Agent whereby a maximum of 8,605,478 Warrants (subject to adjustment as herein provided) were created and authorized to be issued. The following summarizes certain provisions of the Warrant Indenture, but is not, and does not purport to be, a complete summary and is qualified in its entirety by reference to the provisions of the Warrant Indenture. A copy of the Warrant Indenture was filed on SEDAR under the Company’s profile on October 28, 2021.

Each whole Warrant created through the Warrant Indenture is exercisable to acquire one Common Share at an exercise price of $2.55 until October 26, 2024, subject to a four-month statutory hold period. Each Warrant is also subject to a Warrant Acceleration Right, as described further in “Description of Capital Structure – Warrants”.

The Warrant Indenture provides for adjustment in the number of Warrant Shares issuable upon the exercise of the Warrants and/or the exercise price per Warrant Share upon the occurrence of certain events, including but not limited to:

•	the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of the Common Shares as a stock dividend or other distribution;

•	the subdivision, re-division or change of the Common Shares into a greater number of shares;

•	the reduction, combination or consolidation of the Common Shares into a lesser number of shares;

•	a reclassification of Common Shares or a capital reorganization of the Company (other than set out above);

•	a consolidation, amalgamation, arrangement or merger of the Company with or into any other body corporate, trust, partnership or other entity; and

•	a sale or conveyance of the property and assets of the Company as an entirety or substantially as an entirety to any other body corporate, trust, partnership or other entity; and

•	a distribution by the Company to all or substantially all of the holders of its outstanding Common Shares.

The Warrant Indenture provides that no adjustment in the acquisition rights of the Warrants will be made where the issuance of Common Shares is made pursuant to the Warrant Indenture, or in connection with any share incentive plan, restricted share plan, or share purchase plan in force from time to time for directors, officers, employees, consultants or other service providers of the Company.

The Company covenants in the Warrant Indenture that, during the period in which the Warrants are exercisable, it will give notice to the Warrant Agent and holders of Warrants of certain stated events, including events that would result in the adjustment to the exercise price for the Warrants or the number of Warrant Shares issuable upon exercise of the Warrants, at least 14 days prior to the record date or effective date, as the case may be, of such event.

No fractional Warrants will be issuable upon the exercise of any Warrants, and Warrants may only be exercised in a sufficient number to acquire whole numbers of Warrant Shares. Any fractional Warrants will be rounded down to the nearest whole number and no consideration will be paid for any such fractional Warrant. Holders of Warrants will not have any voting or rights or any other rights which a holder of Common Shares would have.

Subscription Receipt Agreement

At the closing of the Subscription Receipt Financing, PI Financial, DeFi, the Company and Computershare Trust Company of Canada (the “Subscription Receipt Agent”) entered into the Subscription Receipt Agreement, pursuant to which all of the proceeds of the Subscription Receipt Financing (the “Escrowed Funds”), less the agents’ expenses, a corporate finance fee of $50,000 and 50% of the agents’ compensation incurred to the closing date, were deposited into escrow with the Subscription Receipt Agent.

The following summarizes certain provisions of the Subscription Receipt Agreement, but is not, and does not purport to be, a complete summary and is qualified in its entirety by reference to the provisions of the Subscription Receipt Agreement. A copy of the Subscription Receipt Agreement was filed on SEDAR under the Company’s profile on August 30, 2021.

Pursuant to the terms and conditions of the Subscription Receipt Agreement, each Subscription Receipt is automatically exchanged, without payment of any additional consideration and without any further action by the holder thereof, for one DeFi Share, and the proceeds of the Subscription Receipt Financing will be released to DeFi, upon the satisfaction or waiver of the following conditions (collectively, the “Escrow Release Conditions”):

(a)	written confirmation from each of DeFi and the Company that all conditions to the closing in accordance with the terms of the Amalgamation Agreement have been satisfied or waived, without any material amendment, other than the release of the Escrowed Funds and the Closing, each of which will be completed forthwith upon release of the Escrowed Funds;

(b)	the receipt of all shareholder, third-party and regulatory approvals required for the Transaction;

(c)	the distribution of: (i) the DeFi Shares underlying the Subscription Receipts, (ii) Common Shares to be issued in exchange for the DeFi Shares pursuant to the Transaction, being exempt from applicable prospectus and registration requirements of applicable Securities Laws;

(d)	WonderFi Shares (including Common Shares issued upon the automatic exchange of the DeFi Shares) being conditionally approved for listing on a recognized Canadian stock exchange, and the completion, satisfaction or waiver of all conditions precedent to such listing, other than the release of the Escrowed Funds; and

(e)	DeFi and the PI Financial (on behalf of the agents) shall have delivered a release notice to the Subscription Receipt Agent confirming that items (a) through (g), have been satisfied, all as satisfied and/or waived in form and substance satisfactory to the PI Financial.

In the event that the Escrow Release Conditions are not satisfied by September 30, 2021 (or such later date as may be agreed by DeFi and PI Financial) (the “Escrow Release Deadline”), the proceeds of the Subscription Receipt Financing will be returned pro rata to each holder of Subscription Receipts, and the Subscription Receipts will immediately become null, void and of no further force or effect.

In connection with the Subscription Receipt Financing, DeFi paid the agents a corporate finance fee in the amount of $50,000, and agreed to pay the agents a cash commission equal to 7.0% of the gross proceeds of the Subscription Receipt Financing (other than in respect of the gross proceeds of up to a maximum of $7,985,000 received from the sales of Subscription Receipts to identified investors agreed upon by DeFi and the PI Financial on its own behalf and for and on behalf of the agents (the “President’s List Purchasers”) for which it is to be reduced to 3.5% of the gross proceeds), and issue the agents on closing Options, exercisable in whole or in part to acquire that number of DeFi shares or Common Shares (as the case may be) as is equal to 7.0% of the total number of Subscription Receipts issued and sold pursuant to the Subscription Receipt Financing (other than in respect of the number of Subscription Receipts issued and sold to President’s List Purchasers, for which the number of agents’ options shall be equal to 3.5% of the total number of Subscription Receipts issued and sold to members of such list). Each agents’ option will entitle the holder thereof to acquire one Common Share at a price of $1.00 per Common Share at any time on or before the date which is 24 months following the date on which the Escrowed Funds are released in accordance with the terms of the Subscription Receipt Agreement.

INTERESTS OF EXPERTS

Crowe MacKay LLP, Chartered Professional Accountants, are the auditors of the Company and have confirmed that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional financial information is provided in the Company’s annual financial statements and management’s discussion and analysis for the year ended September 30, 2021, each of which is available on SEDAR at www.sedar.com.

SCHEDULE A

General

The Board of Directors of the Company (the “Board of Directors”) will establish an Audit Committee (the “Audit Committee”). The primary role of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities regarding the following:

•	the accuracy and completeness of the Company’s Financial Statements;|

•	the internal control and financial reporting systems of the Company;

•	the selection and activities of the Company’s external Auditor;

•	the development of the Company’s Risk Management Strategy;

•	the Company’s compliance with legal and regulatory requirements regarding financial reporting; and

•	any additional duties set out in this mandate or otherwise delegated to the Audit Committee by the Board of Directors.

Composition and Operation

The Board of Directors will in each year appoint at least three (3) Members of the Board of Directors (the “Board Members”) as Members of the Audit Committee. The majority of the Members of the Audit Committee shall be “Independent” Directors.

All Members of the Audit Committee shall be financially literate. “Financially literate” means the ability to read and understand a set of Financial Statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s Financial Statements. Specifically, a Board Member should have the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves.

Board Members who are not Members of the Audit Committee may attend all or any part of Meetings of the Audit Committee, but shall not vote.

Mandate

The Audit Committee’s duties and responsibilities include, but are not limited to the following:

Financial Reporting and Disclosure

In connection with the financial reporting and disclosure obligations of the Company, the Audit Committee will:

•	review the Audited Annual Financial Statements of the Company (the “Annuals”) as prepared by Management in conjunction with the external Auditors, related Management Discussion and Analysis of operations and financial results of the Company (the “MD&A”) and earnings Press Releases for submission to the Board of Directors for approval;

•	review the Quarterly Financial Statements of the Company (the “Quarterlies”), the related MD&A and earnings Press Releases for submission to the Board of Directors for approval;|

•	review with Management and the external Auditor, significant accounting practices employed by the Company and disclosure issues, including complex or unusual transactions, judgmental areas such as reserves or estimates, significant changes to accounting principles, and alternative treatments under Canadian GAAP and IFRS for material transactions. This review process must be undertaken in order to have reasonable assurance that the Financial Statements are complete, do not contain any misrepresentations, and present fairly the Company’s financial position and the results of its operations in accordance with Canadian GAAP and IFRS;

A-1

•	confirm through discussions with Management that Canadian GAAP and IFRS and all applicable laws or regulations related to financial reporting and disclosure have been complied with;

•	review representations made by Management or the Auditor or other experts regarding any fact or event, which could have a material current or future effect on the Company’s Financial Statements, and the manner in which these have been disclosed in the Financial Statements;

•	discuss with Management the effect of any Off-Balance Sheet transactions, arrangements, obligations and other relationships with unconsolidated entities or other persons that may have a material current or future effect on the Company’s financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources, or significant components or revenues and expenses; and

•	satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted from the Company’s Financial Statements and periodically assess the adequacy of those procedures.

Oversight of Internal Controls

The Audit Committee will:

•	review and assess the adequacy and effectiveness of the Company’s system of internal control and Management information systems through discussions with Management and the external Auditor;

•	oversee the system of internal control, by:

•	consulting with the external Auditor regarding the adequacy of the Company’s internal controls;

•	monitoring Policies and Procedures for internal accounting, financial control and Management information, electronic data control and computer security;

•	obtaining from Management adequate assurances that all statutory payments and withholdings have been made; and

•	taking other actions as considered necessary.

•	oversee investigations of alleged fraud and illegality relating to the Company’s finances and any resulting actions; and

•	establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, the confidential, anonymous submission by Employees of concerns regarding questionable accounting or auditing matters, and for the protection from retaliation of those who report such complaints in good faith.

External Audit Appointment and Removal

The Audit Committee will:

•	recommend the appointment or replacement of the external Auditor to the Board of Directors, who will consider the recommendation prior to submitting the nomination to the Shareholders of the Company for their approval;

•	review Management’s plans for an orderly transition to a new external Auditor, if required;

•	pre-approve, in accordance with applicable law, any non-audit services to be provided to the Company by the external Auditor, with reference to compatibility of the service with the external Auditor’s independence; and

•	review and approve the Company’s hiring policies regarding Partners, Employees and former Partners and Employees of the present and former external Auditor of the Company.

External Audit Liaison

The external Auditor will report directly to the Audit Committee.

In its role as liaison with the external Auditor the Audit Committee will:

•	assist and facilitate the resolution of any disagreements between Management and the external Auditor regarding financial reporting;|

•	review all other material written communications between the external Auditor and Management, including the post-audit Management Letter containing the recommendations of the external Auditor, Management’s response and, subsequently, follow up identified weaknesses; and

•	meet with the external Auditor independently from Management and without Management present at least annually to discuss and review specific issues; and as appropriate with respect to any significant matters that the Auditor may wish to bring to the Audit Committee for its consideration.

External Audit Review

The Audit Committee will:

•	review with Management, and make recommendations to the Board of Directors, regarding the compensation of the external Auditor. In making a recommendation with respect to compensation, the Audit Committee shall consider the number and nature of reports issued by the external Auditor, the quality of internal controls, the size, complexity and financial condition of the Company, and the extent of other support provided by the Company to the external Auditor;

•	review with Management the terms of the external Auditor’s engagement, accountability, experience, qualifications and performance. Evaluate the performance of the external Auditor;

•	review the Audit Plan and scope of the external Audit with the external Auditor and Management, and consider the nature and scope of the planned audit procedures;

•	discuss with the external Auditor any significant changes required in the approach or scope of their Audit Plan, Management’s handling of any proposed adjustments identified by the external Auditor, and any actions or inactions by Management that limited or restricted the scope of their work;

•	review, independently from Management and without Management present, the results of the Annual External Audit, the Audit Report thereon and the Auditor’s review of the related MD&A, and discuss with the external Auditor the quality (not just the acceptability) of accounting principles used, any alternative treatments of financial information that have been discussed with Management, the ramifications of their use and the Auditor’s preferred treatment, and any other material communications with Management;

•	engage the external Auditor to review all Interim Financial Statements and review the results of the Auditor’s review of the Interim Financial Statements and the Auditor’s review of the related MD&A independent of and without Management present;

•	review any other matters related to the external Audit that are to be communicated to the Audit Committee under generally accepted auditing standards or that relate to the external Auditor;

•	review with Management and the external Auditor any correspondence with regulators or governmental agencies, Employee complaints or published reports that raise material issues regarding the Company’s Financial Statements or Accounting Policies; and

•	at least annually, and before the external Auditor issues its report on the Annual Financial Statements, review and confirm the independence of the external Auditor through discussions with the Auditor on their relationship with the Company, including details of all non-audit services provided. Consider the safeguards implemented by the external Auditor to minimize any threats to their independence, and take action to eliminate all factors that might impair, or be perceived to impair, the independence of the external Auditor. Consider the number of years the lead audit partner has been assigned to the Company, and consider whether it is appropriate to recommend to the Board of Directors a policy of rotating the lead audit partner more frequently than every five years, as is required under the rules of the Canadian Public Accountability Board.

Risk Management

The Audit Committee will:

•	review with Management the Company’s tolerance for financial risks;

•	review with Management its assessment of the significant financial risks facing the Company;

•	review with Management its assessment of the policies for managing those significant financial risks; and

•	review with Management its plans, processes and programs to manage and control such financial risks.

Regulatory Compliance

The Audit Committee will:

•	review with Management any comment letters received from regulators and ensure that comments/concerns of the regulators are dealt with satisfactorily and in a timely manner; and

•	review with Management the timeliness and accuracy of the Company’s filings with regulatory authorities.

Related Party Transactions

The Audit Committee will review with Management all related party transactions and the development of Policies and Procedures related to those transactions.

Board of Directors Relationship and Reporting

The Audit Committee will:

•	review and assess the adequacy of the Audit Committee mandate annually and submit such amendments as the Audit Committee proposes to the Board of Directors;

•	oversee appropriate disclosure of the Audit Committee mandate, and other information required to be disclosed by applicable securities laws, in the Company’s AIF and all other applicable disclosure documents, including any Management Information Circular distributed in connection with the solicitation of proxies from the Shareholders of the Company; and

•	report regularly to the Board of Directors on Audit Committee activities, issues and related recommendations.

Chair

The Board of Directors will in each year appoint a Chairman of the Audit Committee (the “AC Chair”). In the AC Chair’s absence, or if the position is vacant, the Audit Committee may select another member as AC Chair. The AC Chair will have the right to exercise all powers of the Audit Committee between meetings but will attempt to involve all other Members as appropriate prior to the exercise of any powers and will, in any event, advise all other Members of any decisions made or powers exercised.

Meetings

The Audit Committee shall meet at the request of the AC Chair, but in any event it will meet at least four times a year. Notices calling Meetings shall be sent to all Audit Committee Members, to the CEO and to the AC Chair. The external Auditor or any member of the Audit Committee may call a meeting of the Audit Committee.

Quorum

A majority of Members of the Audit Committee, present in person, by teleconference, or by videoconference will constitute a quorum.

Removal and Vacancy

A Member may resign from the Audit Committee, and may be removed and replaced at any time by the Board of Directors, and will automatically cease to be a member as soon as the Member ceases to be a Board Member. The Board of Directors will fill vacancies in the Audit Committee by appointment from among the Directors in accordance with this mandate. Subject to quorum requirements, if a vacancy exists on the Audit Committee, the remaining Members will exercise all its powers.

Experts and Advisors

In order to carry out its duties, the Audit Committee may retain or appoint, at the Company’s expense, such independent counsel and other experts and advisors, as it deems necessary. The Audit Committee shall provide notice to the relevant parties of its actions in this regard.

Access

The Audit Committee may have access to and direct contact with any Employee, contractor, supplier, customer or other person that is engaged in any business relationship with the Company to confirm information or to investigate any matter within the mandate of the Audit Committee.

Secretary and Minutes

The AC Chair shall appoint a secretary for each meeting to keep Minutes of such Meeting. The Minutes of the Audit Committee will be in writing and duly entered into the books of the Company. The Minutes of the Audit Committee will be available to all Board Members.